Exhibit 99.1

TECHNICAL REPORT
BLACKWATER GOLD PROJECT
Omineca Mining Division
British Columbia, Canada

Prepared for

New Gold Inc.
3110 – 666 Burrard Street,
Vancouver, BC V6C 2X8

Effective Date: March 7, 2012
Report Date: March 23, 2012

Ronald G. Simpson, P.Geo
GeoSim Services Inc.
1975 Stephens St.
Vancouver, BC, Canada V6K 4M7
Tel:           (604) 803-7470
Email: rgs@uniserve.com

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This technical report uses the terms 'measured resources', 'indicated resources' and 'inferred resources'. New Gold advises United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

DATE AND SIGNATURE PAGE

The effective date of this Technical report, entitled “Technical Report, Blackwater Gold Project” is March 7, 2012.

“Ronald G. Simpson”

__________________________________

Ronald G. Simpson, P.Geo.

Date: March 23, 2012

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

TABLE OF CONTENTS

1 SUMMARY		7
1.1	Introduction	7
1.2	Geology and Mineralization	7
1.3	Project History	7
1.4	Drill Hole and Assay Database	8
1.5	Metallurgical Testing	8
1.6	Mineral Resources and Mineral Reserves	9
1.7	Conclusions and Recommendations	9
2 INTRODUCTION		11
2.1	Introduction	11
2.2	Terms of Reference	11
3 RELIANCE ON OTHER EXPERTS		11
4 PROPERTY DESCRIPTION AND LOCATION		11
4.1	Location	11
4.2	Mineral Rights	12
4.3	Surface Rights	15
4.4	Nature and Extent of Issuer’s Title	15
4.5	Permits & Environmental Liabilities	16
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		17
5.1	Accessibility	17
5.2	Local Resources Infrastructure	17
5.3	Physiography	17
5.4	Climate	17
6 HISTORY		17
7 GEOLOGICAL SETTING AND MINERALIZATION		19
7.1	Regional Geology	19
7.2	Local and Property Geology	21
7.3	MINERALIZATION	22
8 DEPOSIT TYPE		24
9 EXPLORATION		25
9.1	Geophysical Surveys	25
9.2	LiDAR Survey	26
10 DRILLING		27
10.1	Historic Drilling	27
10.2	Recent Drilling Aug 2009 – Dec 2011	28
10.3	Sampling Method and Approach	37
11 SAMPLE PREPARATION, ANALYSES AND SECURITY		38
11.1	Historic Drilling	39
11.2	Sample Reference Standards	39
11.3	Duplicate Samples	41
11.3.1	Field Duplicates	41
11.3.2	Between Lab Pulp Checks	43
11.3.3	Duplicate Pulp Analyses	44
11.3.4	Coarse reject duplicate analyses	47
11.4	Blanks	49
11.5	Conclusions	49
12 DATA VERIFICATION		49
12.1	Site Visit	49

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

13 MINERAL PROCESSING AND METALLURGICAL TESTING		50
14 MINERAL RESOURCE ESTIMATE		51
14.1	Exploratory Data Analysis	51
14.2	Outlier Analysis	55
14.3	Deposit Modeling	55
14.4	Compositing	57
14.5	Density	58
14.6	Variogram Analysis	58
14.7	Block Model and Grade Estimation Procedures	60
14.8	Mineral Resource Classification	66
14.9	Model Validation	69
14.10	Mineral Resource Summary	72
15 ADJACENT PROPERTIES		74
16 OTHER RELEVANT DATA AND INFORMATION		74
17 INTERPRETATION AND CONCLUSIONS		75
18 RECOMMENDATIONS		76
19 REFERENCES		77

LIST OF TABLES

Table 1 1 Mineral Resource Summary	9
Table 4 1 Blackwater Mineral Tenure Status	13
Table 6 1 Project work history	18
Table 7 1 Drill database lithologic codes	22
Table 10 1 Core drilling summary to Dec 31, 2011	27
Table 10 2 2011 New Gold drilling summary	28
Table 10 3 Significant intercepts 2011 New Gold drilling	32
Table 10 3 Blackwater Deposit Bulk Density Values	37
Table 11 1 Certified reference standards	40
Table 11 2 Summary of CDN and WCM standards, best values and performance	40
Table 11 3 Field duplicate statistics for values < 10 g/t Au	41
Table 11 4 Between lab pulp check statistics	43
Table 12 1 Assay results from samples collected during site 2010 visit	49
Table 14 1 Summary of drilling used for resource estimation	51
Table 14 2 Sample statistics	54
Table 14 3 Block model lithologic codes	55
Table 14 4 Composite statistics	57
Table 14 5 Density statistics for modeled lithologies	58
Table 14 6 Indicator variogram models	58
Table 14 7 Semi-variogram model parameters - Au	59
Table 14 8 Semi-variogram model parameters - Ag	59
Table 14 9 Block model parameters	60
Table 14 10 Au grade model search parameters	60
Table 14 11 Ag grade model search parameters	61
Table 14 12 Global mean grade comparison	69
Table 14 13 Blackwater Gold Project Mineral Resource Summary	72
Table 14 14 Resource by material type COG=0.4 g/t Au	73
Table 18 1 2012 Blackwater Proposed PEA Budget	76

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

LIST OF FIGURES

Figure 4 1 Location map	12
Figure 4 2 Mineral claim map	13
Figure 7 1 Regional geology	20
Figure 7 2 Property geology	21
Figure 8 1 Cross section of conceptual model	24
Figure 9 1 IP Chargeability - 2010 Quantec survey	25
Figure 9 2 N-S section chargeability data near centre of the mineralized zone	26
Figure 10 1 Drill hole plan	32
Figure 11 1 Scatterplot of field duplicate results for Au	42
Figure 11 2 Scatterplot of field duplicate results for Ag	42
Figure 11 3 Cumulative Frequency ARD Chart – Field Duplicates	43
Figure 11 4 Between-lab pulp recheck scatterplots	44
Figure 11 5 Cumulative Frequency ARD Chart – Pulp Duplicates	45
Figure 11 6 Scatterplot of pulp duplicate results - Au	46
Figure 11 7 Scatterplot of pulp duplicate results - Ag	46
Figure 11 8 Cumulative Frequency ARD Chart – Coarse Reject Checks	47
Figure 11 9 Scatterplot of coarse reject results - Au	48
Figure 11 10 Scatterplot of coarse reject results - Ag	48
Figure 14 1 Structural domains and EDA envelope	52
Figure 14 2 Plan view of structural domains and Au gradeshell domains	52
Figure 14 3 Scatterplot of Au vs Ag sample data	53
Figure 14 4 Frequency distribution of Au within gradeshell constraints	54
Figure 14 5 Frequency distribution of Ag within structural domains	54
Figure 14 6 Block lithology on section 5892800N	56
Figure 14 7 Weathering profile on section 5892800N	57
Figure 14 8 Search ellipsoids derived from indicator variograms	59
Figure 14 9 Frequency distribution of Au grades in block model	61
Figure 14 10 Frequency distribution of Ag grades in block model	61
Figure 14 11 Au block grade distribution – Section 5892800N	62
Figure 14 12 Ag block grade distribution – Section 5892800N	62
Figure 14 13 Au block grade distribution – Section 5892900N	63
Figure 14 14 Ag block grade distribution – Section 5892900N	63
Figure 14 15 Au block grade distribution – Section 375000E	64
Figure 14 16 Ag block grade distribution – Section 375000E	64
Figure 14 17 Au block grade distribution	65
Figure 14 18 Block classification - Plan view	68
Figure 14 19 Block classification - Section 5892800N	68
Figure 14 20 Perspective view of block model and pit shell	69
Figure 14 21 Swath plot (E-W) at 5892800-2830 North	70
Figure 14 22 Swath plot (N-S) at 375570-5600 East	70
Figure 14 23 Swath plot by elevation at 375300 East	71
Figure 14 24 Grade-Tonnage comparison of estimation methods	72

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

1	SUMMARY

This technical report on the Blackwater Gold Project (the “Project”) dated March 23, 2012 has been prepared by Geosim Services Inc. (“Geosim”) at the request of New Gold Inc. (“New Gold” or the “Corporation”), which has an office in Vancouver B.C., Canada.  The report was written in compliance with disclosure and reporting requirements set in the Canadian Securities Administrators’ National Instrument 43-101, Companion Policy 43-101CP, and Form 43-101F1. In general, the information in this report is current as of March 7, 2012.  An updated mineral resource estimate is provided based upon the current geological interpretation and exploration results obtained as of the effective date.

1.1	Introduction

The Blackwater Gold Project (the “Project”) is on the northern flanks of Mt. Davidson in the Nechako Plateau, approximately 110 km southwest of the town of Vanderhoof.  Richfield Ventures Corp. (“Richfield”) acquired the property through option agreements with Silver Quest Resources Ltd. (“Silver Quest”) and from private individuals in early 2009.  On June 1, 2011 New Gold acquired all of the issued and outstanding common shares of Richfield pursuant to a court approved plan of arrangement, and Richfield ceased trading on the TSX Venture.

Mineral claims presently comprising the Blackwater Gold Project are 100% controlled by New Gold, with 61 of 64 claims owned 100% by New Gold and 3 claims held under an option agreement between New Gold and private individuals.  The total area of the Blackwater Gold Project tenures is 25,240 hectares.

1.2	Geology and Mineralization

The property is within a structurally raised block, termed the Nechako Uplift, that juxtaposes older Jurassic arc related rocks (Hazelton and Bowser Lake groups) with younger Eocene extensional related rocks (Ootsa Lake and Endako groups).  This uplift provides a direct window into the volcanic, volcaniclastic and sedimentary rocks of the Hazelton and Bowser Lake groups.  These stratified rocks are locally intruded by late Cretaceous felsic plutons such as the Capoose batholith. The widespread Eocene Ootsa Lake and Endako groups overlie these older volcanic and intrusive rocks. The entire package is capped by basalts of the Chilcotin Group.

1.3	Project History

The Blackwater Gold Project area has been actively explored since the discovery of anomalous concentrations of silver, lead and zinc in silt samples taken from streams draining the Mt. Davidson area in 1973 by Granges. Historic work carried out by Granges between 1976 and 1994 included soil geochemistry, geophysics (VLF, magnetics and IP), reverse circulation (“RC”) drilling and diamond drilling.  Granges completed 37 core holes (4478 m) and 33 RC holes (3400 m) between 1981 and 1994.  In 2005 and 2006 Silver Quest drilled 7 core holes (1333 m).

Richfield began exploration drilling on the Project in 2009 when the company recognized the bulk gold potential on the property. In March 2009, Richfield optioned the Davidson and Dave claims from Silver Quest and the Rozek family respectively.  Between September 2009 and June 2011, Richfield completed 134 core holes totaling 44,736 m.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

On June 1, 2011 New Gold acquired all of the issued and outstanding common shares of Richfield pursuant to a court approved plan of arrangement, and Richfield ceased trading on the TSX Venture Exchange.

On December 21, 2011, the Company acquired Geo Minerals Ltd. (“Geo”) which had additional landholdings in the Blackwater Gold Project area, and Geo ceased trading on the TSX-Venture Exchange.

On December 23, 2011, the Company acquired Silver Quest which held the remaining 25% interest in the Davidson claims, and Silver Quest ceased trading on the TSX-Venture Exchange.

Between June 2011 and year end, New Gold completed 133 additional core holes totaling 44,736 m.

1.4	Drill Hole and Assay Database

New Gold’s drill hole and assay database is administered from the Vancouver head office using Maxwell Geoservices products. Drill hole data logged in the field is entered into a LogChief database specifically tailored to the Blackwater Gold Project. LogChief validates this data as it is entered, and the final logs are exported and transferred to the database administrator in Vancouver for import to Datashed, the master database. Additional data validation checks are carried out in DataShed and all logs are checked by the administrator. Access permission for entering and editing data into the database is restricted to the New Gold Corporate Exploration Manager and Database Administrator for the Project.

The database is hosted on the New Gold server, which routinely backs up every day to protect the database from any drive failures.

1.5	Metallurgical Testing

Metallurgical testing on samples from the Blackwater Gold Project was carried out on composites comprised largely of samples taken from 4 metallurgical drill holes drilled in 2010/2011 as well as from up to 85 resource drill holes. Whole core samples were used from the metallurgical drill holes and quarter core for the resource drill hole samples. Test composites were generally defined by lithology and oxidation state. The work was carried out in late 2011 and early 2012 at a number of commercial metallurgical laboratories, including SGS in British Columbia, G&T in British Columbia, Dawson Metallurgical Laboratories in Utah and McClelland Laboratories in Nevada. Testing demonstrated that the Blackwater ore is non-refractory and amenable to extraction by conventional gold processing technologies

Results from metallurgical testing carried out in 2011 and 2012 showed that the samples responded well to direct whole ore cyanidation tests on oxide, transition and sulphide ores with gold and silver recoveries ranging from 87 - 92% and 55 - 60% respectively. Testwork on sulphide ores also showed that the samples responded well to bulk sulphide flotation followed by regrinding and cyanide leaching of the concentrate with gold and silver recoveries averaging 85% and 40% respectively. Testing of ore hardness indicated that the ore could be described as moderate to hard.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

1.6	Mineral Resources and Mineral Reserves

Analytical and lithologic data from 310 core holes (102,460 m) was used to develop the resource model.  However, only analytical data collected since 2009 was used for grade estimation which included 266 drill holes totaling 96,649 m.  The current mineral resource estimate is based on drilling completed through December 31, 2011.  Resource estimation was constrained by 3-dimensional solid models developed from geological and analytical data.  Grade estimation was carried out by the ordinary kriging using 5 meter downhole drill composites.  Gold grades were capped prior to compositing at 30 g/t and 20 g/t within gradeshell domains based on a 0.2 g/t gold threshold.  All silver grades were capped at 50 g/t.  Classified blocks were constrained by an optimized pit shell using a gold price of $1300 per ounce.  Block dimensions were 10 by 10 by 10 meters.   The density values assigned to the main lithologies and material types were based on 12,486 bulk density measurements of drill core representing approximately 14% of the post-2009 sample dataset.

At a cut-off grade of 0.4 g/t gold, the Blackwater Gold Project is estimated to contain an indicated mineral resource of 174 million tonnes averaging 0.98 g/t Au and 4.6 g/t Ag.  An additional 91.6 million tonnes grading 0.78 g/t Au and 3.8 g/t Ag is classified as inferred (Table 1-1).

Table 1-1 Mineral Resource Summary
	Indicated				Inferred
COG g/t Au	Tonnes 000's	Grade		Contained Au M oz	Tonnes 000's	Grade		Contained Au M oz
		Au g/t	Ag g/t			Au g/t	Ag g/t
0.20	228,167	0.82	4.2	6.00	141,931	0.61	3.5	2.78
0.25	219,150	0.84	4.3	5.94	133,981	0.63	3.5	2.73
0.30	206,146	0.88	4.3	5.83	120,942	0.67	3.6	2.61
0.35	190,707	0.92	4.5	5.66	105,794	0.72	3.8	2.45
0.40	174,407	0.98	4.6	5.47	91,566	0.78	3.8	2.28
0.45	158,547	1.03	4.7	5.25	79,471	0.83	3.9	2.12
0.50	142,961	1.09	4.9	5.01	68,607	0.88	4.1	1.95

1.7	Conclusions and Recommendations

Drilling by Richfield and New Gold since August 2009 has outlined a large, low grade gold-silver deposit that extends at least 1250 meters along its longest dimension in an east-west direction and up to 800 meters in a north-south direction. The thickness of the presently defined zone ranges up to 500 meters.

Results from metallurgical testing carried out in 2011 and 2012 showed that the samples responded well to direct whole ore cyanidation tests on oxide, transition and sulphide ores with gold and silver recoveries ranging from 87 - 92% and 55 - 60% respectively. Testwork on sulphide ores also showed that the samples responded well to bulk sulphide flotation followed by regrinding and cyanide leaching of the concentrate with gold and silver recoveries averaging 85% and 40% respectively. Testing of ore hardness indicated that the ore could be described as moderate to hard.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Sample preparation, security and analysis is compliant with industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.  QA/QC with respect to the results received to date for the 2009 - 2011 exploration programs is acceptable and protocols have been well documented.  The database contains all core data collected on the Project to date and has been structured for resource estimation.

At a cut-off grade of 0.4 g/t gold, the Blackwater Gold Project is estimated to contain an indicated mineral resource of 174 million tonnes averaging 0.98 g/t Au and 4.6 g/t Ag.  An additional 91.6 million tonnes grading 0.78 g/t Au and 3.8 g/t Ag is classified as inferred.

The mineral resource estimate presented in this report will serve as the basis for a Preliminary Economic Assessment (“Blackwater PEA”) that is presently in progress.

The 2012 Blackwater PEA program will consist predominantly of additional delineation and infill drilling to expand and determine the economic limits of the Blackwater deposit, to better define the principal controls to mineralization and distribution of metal grades, and to further upgrade the mineral resource classification toward the measured and indicated categories. A program involving approximately 140,000 meters of delineation and infill core drilling is recommended. In parallel with the drilling program, a development program involving further metallurgical test work, evaluation of processing methods, engineering studies (e.g: mining methods, geotechnical characterization, site and infrastructure alternatives), and environmental baseline studies is also recommended. A budget for the 2012 PEA program is presented in Table 18-1.

Results of the PEA should be used as a basis for making additional detailed recommendations for:

•	Further metallurgical test work;

•	Infill and additional definition drilling;

•	Geotechnical drilling;

•	Site investigation;

•	Infrastructure development;

•	Environmental baseline studies;

•	Mining method evaluation; and

•	Processing option selection and resource characterization.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

2	INTRODUCTION

2.1	Introduction

New Gold Inc. (“New Gold” or the “Corporation”) requested that Geosim Services Inc. (Geosim) provide an updated Technical Report and mineral resource estimate on the Blackwater Gold Project (the Project), located in the Omineca Mining Division, British Columbia, Canada.

The current work by Geosim entailed the preparation of a Technical Report as defined in NI 43–101 and in compliance with Form 43–101F1 (the “Technical Report”).

2.2	Terms of Reference

Geosim is independent of New Gold and has no beneficial interest in the Blackwater Gold Project.  Fees for this Technical Report are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report.  The Technical Report was requested in connection with the New Gold news release issued on March 7, 2012 announcing updated mineral resource estimate for the Blackwater Gold Project.

In preparing this Technical Report, the author relied on geological maps, reports and miscellaneous technical data listed in Section 21.

The author conducted site visits to the Blackwater Gold Project on December 13, 2010; September 8, 2011; and November 28, 2011.  The purpose of the visits was to review the geology and mineralization encountered in the drill holes completed to date.  In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structure were reviewed.

The Effective Date of the Technical Report is March 7, 2012.

All measurement units used in this report are metric, and currency is expressed in United States dollars unless stated otherwise.

3	RELIANCE ON OTHER EXPERTS

Geosim has not conducted independent land status evaluations and has relied upon these statements and updated information from New Gold regarding property status, legal title and environmental compliance for the Blackwater Gold Project (Sections 4.2 to 4.5), which Geosim believes to be accurate.

4	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Project lies in central British Columbia approximately 112 km southwest of Vanderhoof and 446 km northeast of Vancouver.  The property is centered at 5893000 N and 375400 E and is located in NTS sheet 93F/02 (Figure 4-1).

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 4-1 Location map

300000 m
350000 m
400000 m
450000 m
500000 m
550000 m
5980000 m
5930000 m
5880000 m
5830000 m
N
Endako
Vanderhoof
Prince George
112 km
BLACKWATER PROJECT
Quesnel
Source: New Gold, 7 Mar 2012

4.2	Mineral Rights

Mineral claims comprising the Blackwater Gold Project are owned by two parties. 61 of 64 claims are owned 100% by New Gold. Claims 637203, 637205 and 637206 (“JR Option”) are held under option agreement with private individuals (Figure 4-2). Present claim status is shown in Table 4-1. The total area of the project tenures is 25,240 hectares.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 4-2 Mineral claim map

Blackwater Tenure
100% New Gold
New Gold/Individuals
N
360000 m
365000 m
370000 m
375000 m
380000 m
385000 m
390000 m
395000 m
5910000 m
5905000 m
5900000 m
5895000 m
5890000 m
5885000 m
636623
636643
636604
636644
636603
636663
636583
637206
637205
834371
834367
630983
631043
631003
607194
835014
607195
631024
636683
636684
636703
641685
630984
637203
835012
835009
834998
835020
835013
630944
503950
509274
509275
509273
835023
642043
630963
640804
835019
835011
834948
642063
536650
515809
515810
630903
835025
835022
835021
835016
835005
642064
602168
602167
636723
636743
636767
636724
636766
636725
636763
636727
636765
636764
0
10 km
Source: New Gold, 7 Mar 2012

Table 4-1 Blackwater Mineral Tenure Status

Tenure Number	Claim Name	Issue Date	Good To Date	Status	Area (ha)
503050	WHITEWATER	13/01/2005	13/01/2018	GOOD	348.76
509273	GOT	19/03/2005	19/03/2016	GOOD	484.45
509274	got2	19/03/2005	19/03/2016	GOOD	38.75
509275	got3	19/03/2005	19/03/2016	GOOD	19.38
515809	Dave	01/07/2005	19/03/2021	GOOD	581.6
515810	Jarrit	01/07/2005	19/03/2020	GOOD	348.96
536650	NIGHT FLIGHT	06/07/2006	06/07/2012	GOOD	271.42
602167	BWD	05/04/2009	19/03/2016	GOOD	387.94
602168	BWD2	05/04/2009	19/03/2016	GOOD	310.35
607194	BLACKWATER 2	08/07/2009	19/03/2021	GOOD	464.86
607195	BLACKWATER 1	08/07/2009	19/03/2020	GOOD	348.74
630903	BW1	09/09/2009	19/03/2020	GOOD	465.33
630944	BW2	09/09/2009	19/03/2020	GOOD	251.9
630963	BW3	09/09/2009	19/03/2020	GOOD	465.15
630983	BW4	09/09/2009	19/03/2020	GOOD	387.29
630984	BW5	09/09/2009	19/03/2020	GOOD	464.98
631003	BW6	09/09/2009	19/03/2020	GOOD	484.14

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Tenure Number	Claim Name	Issue Date	Good To Date	Status	Area (ha)
631024	BW7	09/09/2009	19/03/2020	GOOD	445.49
631043	BW8	09/09/2009	19/03/2020	GOOD	464.73
636583	KASSY 1	18/09/2009	19/03/2013	GOOD	464.53
636603	KASSY 2	18/09/2009	19/03/2013	GOOD	464.27
636604	KASSY 3	18/09/2009	19/03/2013	GOOD	464.01
636623	KASSY 4	18/09/2009	19/03/2013	GOOD	463.82
636643	KASSY 5	18/09/2009	19/03/2013	GOOD	483.3
636644	KASSY 6	18/09/2009	19/03/2013	GOOD	483.47
636663	KASSY 7	18/09/2009	19/03/2013	GOOD	290.18
636683	RIGHT STUFF 1	18/09/2009	19/03/2013	GOOD	464.86
636684	RIGHT STUFF 2	18/09/2009	19/03/2013	GOOD	464.87
636703	RIGHT STUFF 3	18/09/2009	19/03/2013	GOOD	464.87
636723	RIGHT STUFF 4	18/09/2009	19/03/2013	GOOD	464.45
636724	RIGHT STUFF	18/09/2009	19/03/2013	GOOD	464.63
636725	RIGHT STUFF 6	18/09/2009	19/03/2013	GOOD	484.18
636727	RIGHT STUFF 7	18/09/2009	19/03/2013	GOOD	484.41
636743	RIGHT STUFF 8	18/09/2009	19/03/2013	GOOD	483.84
636763	RIGHT STUFF 9	18/09/2009	19/03/2013	GOOD	464.85
636764	RIGHT STUFF 10	18/09/2009	19/03/2013	GOOD	484.56
636765	RIGHT STUFF 11	18/09/2009	19/03/2013	GOOD	465.12
636766	RIGHT STUFF 12	18/09/2009	19/03/2013	GOOD	464.76
636767	RIGHT STUFF 13	18/09/2009	19/03/2013	GOOD	464.42
637203	Ozzy	19/09/2009	19/09/2012	OPTIONED	484.42
637205	Baby Jane	19/09/2009	19/09/2012	OPTIONED	464.57
637206	David Dale	19/09/2009	19/09/2012	OPTIONED	464.57
640804	PUREANDY	25/09/2009	25/09/2012	GOOD	310.16
641685	RICHFIELDADJACENTCC	26/09/2009	26/11/2014	GOOD	445.58
642043	BW	27/09/2009	01/07/2012	GOOD	232.57
642063	BW 2	27/09/2009	01/07/2012	GOOD	232.66
642064	BW3	27/09/2009	01/07/2012	GOOD	310.34
834367	RICH 1	27/09/2010	26/11/2014	GOOD	484.06
834371	DAVIDSON	27/09/2010	27/09/2012	GOOD	425.87
834948		03/10/2010	03/10/2012	GOOD	484.69
834998	RICH 2	04/10/2010	26/11/2014	GOOD	426.28
835005		04/10/2010	04/10/2012	GOOD	465.5
835009		04/10/2010	04/10/2012	GOOD	271.27
835011		04/10/2010	04/10/2012	GOOD	484.69
835012		04/10/2010	04/10/2012	GOOD	484.46
835013		04/10/2010	04/10/2012	GOOD	174.41
835014	DAVE	04/10/2010	04/05/2012	GOOD	116.23
835016		04/10/2010	04/10/2012	GOOD	232.77
835019		04/10/2010	04/10/2012	GOOD	387.77
835020		04/10/2010	04/10/2012	GOOD	329.47
835021	BW WEST	04/10/2010	04/10/2012	GOOD	387.94
835022	BW WEST2	04/10/2010	04/10/2012	GOOD	368.56

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Tenure Number	Claim Name	Issue Date	Good To Date	Status	Area (ha)
835023		04/10/2010	04/10/2012	GOOD	465.19
835025	BW WEST2	04/10/2010	04/10/2012	GOOD	38.79

4.3	Surface Rights

No surface rights exist within the project area. The claims are on Crown land, and the area is open to mineral exploration and development. None of the claims are covered by placer mining claims.

The Project is situated within the asserted traditional territories of several First Nations, including the Lhoosk’uz Dene (also known as Kluskus), Ulkatcho, and Nazko.  In late 2011 and early 2012, New Gold entered in agreements with the Lhoosk’uz Dene Nation and the Ulkatcho First Nation to promote a cooperative and mutually respectful relationship concerning proposed exploration work in the area of the Project.  Pursuant to the terms of these Agreements, these First Nations consented to the issuance of authorizations and approvals for the exploration work.

4.4	Nature and Extent of Issuer’s Title

On June 1, 2011, New Gold acquired all of the issued and outstanding common shares of Richfield Ventures Corp. (“Richfield”), and Richfield ceased trading on the TSX-Venture Exchange.

On December 21, 2011, New Gold acquired all of the issued and outstanding common shares of Geo, and Geo ceased trading on the TSX-Venture Exchange.

On December 23, 2011, the Company acquired Silver Quest which held the remaining 25% interest in the Davidson claims, and Silver Quest ceased trading on the TSX-Venture Exchange.

New Gold subsequently amalgamated with Richfield, Sliver Quest and Geo, effective January 1, 2012.

New Gold holds 100% interest in 61 of the 64 tenures listed in Table 4 1. To keep these claims in good standing in accordance with the Mineral Tenure Act, a minimum value of work or cash-in-lieu is required annually. These values are currently set at $4 per hectare in the first three years of a tenure and $8 per hectare in the fourth and subsequent years. Below are the details concerning the Optioned Properties and NSR agreements on three other claims (tenure numbers 515809, 515810 and 835014).

In May, 2009, Richfield acquired an option to earn a 100% interest in the Dave Property, Mineral Tenure number 515809 (‘Dave Option’) from Jane Roderick, Rebekah Antkow, David Rozek, Benjamin Rozek and John Blackwell, by making aggregate cash and share payments totaling $185,000 cash and 800,000 shares of Richfield and incurring an aggregate $625,000 in exploration expenditures within four years of TSX-Venture acceptance of the agreement. The optionors retain a 2.5% NSR royalty, of which New Gold may purchase 1% for $1,000,000. Richfield met all of the requirements of the Dave Option agreement and took 100% ownership of the Dave Property as of November 29, 2010.  Richfield’s obligations under the Dave Option agreement were assigned to New Gold, effective June 22, 2011.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

In October, 2009, Richfield Ventures acquired an option to earn a 100% interest in the Jarrit Property, Mineral Tenure number 515810 (‘Jarrit Option’) from Jane Roderick, Rebekah Antkow, David Rozek and Benjamin Rozek by making aggregate cash and share payments totaling $180,000 cash and 120,000 shares of Richfield and incurring an aggregate $400,000 in exploration expenditures within three years of TSX-Venture acceptance of the agreement. The optionors retain a 2% NSR royalty, of which New Gold may purchase 1% for $1,200,000. Richfield met all of the requirements of the Jarrit Option agreement and took 100% ownership of the Jarrit property as of March 16, 2011.  Richfield’s obligations under the Jarrit Option agreement were assigned to New Gold, effective June 22, 2011.

In January, 2011, Richfield Ventures acquired an option to earn a 100% interest in the JR Option from Jane Roderick, Rebekah Antkow, David Rozek and Benjamin Rozek, by making cash payments totaling $75,000 cash and incurring an aggregate $600,000 in exploration expenditures within two years of TSX-Venture acceptance of the agreement. The optionors retain a 3% NSR royalty, of which New Gold may purchase 2% for $1,000,000. Richfield’s obligations under the JR Option agreement were assigned to New Gold, effective June 22, 2011.

On April 7, 2011, Geo acquired an option to earn a 100% interest in the Dave claim, Mineral Tenure number 835014 (‘Saulnier Option’) from Paul Saulnier by making cash and share payments totaling $15,000 cash and 30,000 shares of Geo within two years of the date of the agreement and incurring $50,000 in work on the property within one year of the date of the agreement, subject to TSX-Venture acceptance of the agreement.  The optionor retains a 2% NSR royalty, of which New Gold may purchase 1% for $1,000,000.  Geo met all of the requirements of the Saulnier Option agreement and took 100% ownership Mineral Tenure 835014 as of September 30, 2011.

4.5	Permits & Environmental Liabilities

All of the Blackwater project mineral claims are located on Crown land, and the area is open to mineral exploration and development. None of the claims are covered by placer mining claims. The claim area is in area of interest of several First Nations, namely the Lhoosk’uz Dene, Ulkatcho and Nazko Nations.

The project area is being actively logged to remove trees killed by the mountain-pine-beetle infestation, and logging roads are extensive and in heavy use.

To perform the exploration work that will cause a physical disturbance, New Gold must first file, and receive approval of, a Notice of Work and Reclamation as required by Section 10 of the Mines Act of the Province of British Columbia. New Gold currently holds Notice of Work and Reclamation No. MX-13-177, which expires on December 31 2015.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Project is readily accessible by vehicle from the Kluskus-Ootsa forest service road originating south of Vanderhoof.  At kilometer 146.5 along this road, an 18 km mine road built in 1986 by Granges and improved by Richfield provides direct easterly access to the property and camp location.  Driving time from Vanderhoof to the property is roughly 2.5 hours and vehicles should be radio equipped.

Additional road construction and continuation of the mine road from camp in 1991 provides further access to the PEM grid and additional historic drill setups.  Helicopter access is from bases in Vanderhoof, Quesnel or Prince George.

5.2	Local Resources Infrastructure

The area is very sparsely inhabited; three ranches are found within a 20 km radius. Services are available in Vanderhoof, a two and a half hour drive away. Prince George is the regional hub with air service from major centres.

5.3	Physiography

The Project is located within the Nechako Plateau, the northernmost region of the Interior Plateau physiographic province.  The area is characterized by rolling north to northwest trending hills cut by small to medium sized drainages.  The Project is located on the northern flank of Mt. Davidson with its peak at 1860 m.  Elevations on the property range from 1490 to 1820 meters; most current work is focused between 1520 and 1620 meters.  An extensive veneer of glacial debris covers the Project area, and bedrock exposures are rare and generally restricted to higher elevations. On the ridge of Mt. Davidson, outcrop is spotty although there is plenty of broken rock indicating shallow depth to bedrock.

Vegetation in the Project area is balsam fir and white spruce with lodgepole pine.   At higher elevations vegetation is less dense and dominated by subalpine fir and whitebark pine.  Tree line is about 1600 meters.

5.4	Climate

Climate is characterized by brief warm summers and long cold winters.  The area receives on average 33 cm of precipitation yearly and temperatures range from a minimum of -40°C in winter to a maximum of 32°C in summer. Snowfall can attain 2 meters at higher elevations. The exploration period is between mid-June and late October.  Year round diamond drilling is possible given a suitable supply of water and a winterized camp.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

6	HISTORY

Mineralization on the property was discovered in 1973 during a regional silt geochemical survey by Granges, which located anomalous zinc and other metals in stream sediment east and north of the property. Between 1973 and 1985 a range of ground and airborne geophysical and geochemical surveys were conducted to locate and delimit mineralization. The nature and volume of the work is detailed in Table 6-1. Drilling began in 1985 and was concentrated between 1986 and 1994 with a total of 6300 meters completed during this period. A further 1332.6 meters of drilling was completed in the winter of 2005-06. The focus of the work during this period was on high grade vein targets which, at the time, were the only known gold targets in the Nechako Plateau.

Richfield’s work on the Project began in 2009 when the company recognized the bulk gold potential on the property. In 2009, Richfield optioned the Davidson property from Silver Quest and the Dave and Jarrit claims from the Rozek family. Richfield subsequently completed all of the earn-in requirements for these agreements resulting in it holding a 75% interest in the Davidson property and 100% interests in each of the Dave and Jarrit properties. In June 2011, New Gold acquired all of the issued and outstanding common shares of Richfield pursuant to a court approved plan of arrangement. New Gold subsequently amalgamated with Richfield effective January 1, 2012 and became the direct operator of the Blackwater Gold Project.

Table 6-1 Project work history
Year	Period	Work
1973	Summer	Regional silt survey located anomalous silver, zinc, and lead in the Mt. Davidson area. This was followed by a wide spaced soil survey northeast of Mt. Davidson.
1976	September	Soil sample and ground magnetometer surveys follow up of 1973 soil results.
1977	March	Pulse EM survey on the Pem claim.
1979	Nov. to Dec.	Vector Pulse EM survey on the Pem claim.
1981	February	Helicopter EM and magnetometer survey.
1981	August	Horizontal Loop EM survey on the Deb #1 claim.
1981	November	Reconnaissance mapping of the Mt. Davidson area.
1982	July	Soil sample and ground magnetometer surveys on the Pem claim.
1983	July	Hammer seismic survey.
1984	September	Hand trenching and VLF survey on the Pem claim.
1985	Aug. to Sept.	Winkie drilling (507m) on the Pem claim. Holes Dav 1-8.
1986	July to Aug.	Construction of access road.
1986	September	Percussion drilling (1524 m) on the Pem claim. RC 1-34.
1987	July to Nov.	Diamond drilling (2725 m) on the Pem claim. Holes Dav 9-31.
1992	July to Aug.	Soil sampling, stream silt sampling, geological mapping, IP, mag, VLF surveys and diamond drilling of five (785 m). Drill holes BD92-32 to BD92-36.
1994	Summer	Diamond drilling (759 m). Holes DAV 94-37 to DAV 94-41.
1997	June to Aug.	Linecutting and an Induced Polarization survey.
2005	Sept. to Oct.	Diamond drilling (939 m). Holes DAV05-01 to DAV05-05.
2006	September	Diamond drilling (394 m). Holes DAV06-06 and DAV06-07.
2007	June to July	Soil sampling program, 335 samples.
2010	Sept - Dec	Richfield core drilling (21337 m). Holes BW0042 toBW0116.
2011	Jan - June	Richfield core drilling (19734 m). Holes BW0117 to BW0175.
2011	July – Dec	New Gold core drilling (52365 m). Holes BW0176 to BW0299 and 7 metallurgical test holes.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Project is underlain by rocks of the Stikine Terrane within an uplifted block termed the Nechako uplift. The Nechako Plateau is an area of moderate relief between the Skeena Arch and the Stikine and Cache Creek Terrane contact.

The southern Nechako Plateau near the Blackwater property is underlain by Late Triassic to Middle Jurassic island and continental arc assemblages and epicontinental sedimentary strata (Diakow et al. 1997).  Near the Project, the volcaniclastic Hazelton Group represents the Stikine Terrane (Diakow and Levson 1997).  The Hazelton Group has a lower unit of felsic tuffs and sediments, named the Entiako Formation and an upper unit of felsic to mafic volcanic flows and volcaniclastic and sedimentary rocks, termed the Naglico Formation (Diakow and Levson 1997).  Rocks of the Stikine Terrane in the southern Nechako Plateau are overlain by post-accretion Upper Jurassic volcaniclastic, sedimentary and mafic to felsic volcanic rocks of the Bower Lake Group (Diakow and Levson 1997).  The Hazelton and Bowser Lake groups in the area are collectively intruded by Late Cretaceous granitic to granodioritic plutons (e.g., Capoose batholith) exposed within the Nechako uplift.

Rocks of the Hazelton and Bowser Lake groups are overlain by Upper Cretaceous and Paleocene continental volcanic arc intermediate volcanic rocks and related sedimentary rocks of the Kasalka Group (Diakow et al. 1997).  The Kasalka Group is a rock unit which occurs locally south of Natalkuz fault. Widespread Eocene volcanic arc related extensional felsic volcanic rocks and minor sedimentary rocks of the Ootsa Lake Group overlie the older rocks and are themselves overlain on higher ridges by basalt and andesite of the Eocene Endako Group (Diakow et al. 1997).

The Bowser Lake Group is poorly exposed in the southern Nechako Plateau, except within Nechako uplift.  Nechako uplift is a structurally raised block bounded by the Natalkuz fault to the north and the Blackwater fault to the south (Diakow and Webster, 1994). Both faults juxtapose older rocks of the Stikine Terrane (e.g., Hazelton and Bowser Lake groups) with younger Cretaceous and Eocene rocks of the Ootsa Lake and Endako groups. This uplift provides a direct window through younger cover into older rocks (Diakow et al. 1997). The regional geologic setting is illustrated in Figure 7-1.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 7-1 Regional geology

360000 m
370000 m
380000 m
390000 m
400000 m
5940000 m
5935000 m
5925000 m
5915000 m
5905000 m
5895000 m
5885000 m
5875000 m
N
Blackwater Gold Project
Qal
Universal Transverse Mercator - Zone 10
North American 1983 (Canada)
Scale: 1:250000
0
10 km
Faults
Lines
Waterbodies
Areas
Quaternary Cover
Qal
Ootsa Lake Gp
EOL_C
Ch Pluton
Ec-C
Nechako Plateau Gp.
Ec-Eva; Ec-G
Ec-O; Ec-Os; Ec-Ov
Frank Lake Pluton
Ec-Fa
Eocene Unnamed
Ec-ga; Ec-i; Ec-p; Ec-x
Capoose Pluton
LCt-C
Late Cretaceous to
Pliocene Unnamed
LCt-Ti
Bowser Lake Gp.
LJr
muJr-Aa; muJr-Ab
muJr-B; muJr-F
Laidman Batholith
LJr-L; LJr-LK; LJr-Lp
Middle Jurassic Unnamed
MJr-Sb
Miocene Chilcotin Gp.
MPCv_C; Mi-C; Mi-CL
Brooks Diorite Complex
TrJr-B
Skeena Gp.
lCt-Sf
Hazelton Gp
lmJH_C; lmJr-Et1; lmJr-Et1s
lmJr-H; lmJr-Hl
lmJr-N;lmJr-Ns1; lmJr-Ns2
lmJr-Nt2; lmJr-Nt2s; lmJr-Nv
mJr-ENa; mJr-ENb; mJr-Er
mJr-N; mJr-Nc
Kasalka Gp.
uCt-K

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

7.2	Local and Property Geology

Quaternary glacial overburden, colluvial and fluvial deposits mask the majority of bedrock within the Project area. Outcrop on the Blackwater property is sparse and limited to the peak and ridges of Mt. Davidson. Property geology is based on historic and 2009/2010 drill core interpretations. Figure 7-2 presents a sketch map of the Project geology.  Interpreted geology is overlain on the regional geology as mapped by Diakow and Levson. The coloured area represents the gold gram*meter interpretation of mineralization as known on Feb 5, 2011.

Figure 7-2 Property geology

373000 m
374000 m
375000 m
376000 m
377000 m
378000 m
N
5895000 m
5894000 m
5893000 m
5892000 m
5891000 m
Eocene Volcanics
Ootsa Lake Group
Nechako Group
Blackwater Volcanics
Heterolithic Breccias,
Andesites, Rhyolitic Tuffs
Early-Mid Jurassic
Volcanics and Sediments
Hazelton and Bowser Groups
Faults
1500m
1600m
BW Deposit gm*mtr Contours
0
1 km
newgold
26/10/2011

The Project is underlain by intercalated volcanic and volcaniclastic felsic to intermediate lapilli and ash tuff, volcanic breccia and andesitic flows.  These strata form a local wedge of laterally discontinuous strata. The Blackwater wedge is thought to dip generally northwest and is of limited aerial extent.  On the west the Blackwater wedge is faulted against younger massive felsic volcanic rocks of the Ootsa Lake Group. The fault is a north trending, presumed steep dipping structure. A similar relationship exists on the north side where Blackwater host rocks are also juxtaposed next to Ootsa Lake Group strata across an east-northeast trending fault. Although displacement across the faults is not known, the relative age of rocks across the two faults implies that the Blackwater block is a horst or high standing remnant west and north of which the Ootsa Lake Group has been dropped.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

East and south of the Blackwater block the relationship to the country rocks is unknown but presumed stratigraphic. Likely the Blackwater strata are underlain by Bowser Lake Group beds as at Capoose Lake.

The Blackwater wedge consists of a sequence of felsic to intermediate composition volcanic rocks. Individual mappable lithologies include felsic tuffs and lapilli tuffs, volcaniclasitic and epiclastic heterolithic breccias, and massive to layered andesites. Dark reddish-brown anhedral equant, garnet crystal fragments up to a cm in diameter are common as an accessory in the heterolithic breccia and locally make up 1-2% of the rock. XRF data on the garnets indicates they are Mn-rich spessartine.

Blackwater rocks are pervasively hydrofractured and silicified. The amount of silica introduced through hydrofracturing and silicification may amount to 25% or more of the total volume of volcanic rocks. Although intensely hydrofractured, the Blackwater wedge lacks clearly recognizable large scale faults or shear zones. Instead, extensive zones of broken rocks are seen in the mineralized zone. The zones grade laterally into unbroken rock and are generally not bounded by planar surfaces.

On the peak and ridges of Mt. Davidson are outcrops of massive felsic lapilli tuff assigned to the Ootsa Lake Group. This rock is generally darker grey than rocks drilled on the property, clasts are larger and plagioclase porphyry dominates. This unit is also characterized by fresh, black stubby euhedral doubly terminated quartz crystals up to 1 mm across which commonly make up a few percent of the rock.

At lower elevations near the Kluskus Road, bedded tuffs and sediments of the Jurassic Naglico Formation are observed.

The modified lithologic codes used in the Blackwater drill database as of Dec, 2011 are presented in Table 7-1.

Table 7-1 Drill database lithologic codes
Code	Description
OB	Overburden
AND	Andesite
FT	Felsic tiff
FLPT	Fesic lapilli tuff
VC	Volcaniclastic
EC	Epiclastic
SED	Argillite / Sandstone / Conglomerate

7.3	MINERALIZATION

A total of 21 polished thin sections were prepared from samples taken from 2009 drill core and submitted to Vancouver Petrographics Ltd.  The sections were analyzed by reflected and transmitted light petrographic methods.  Sample selection was based primarily on gaining a representative suite, containing 1) the dominant lithologies and alteration assemblages described and used in core logging and 2) all the different styles of sulphide mineralization observed with different gold grades. The purpose of this study was to understand the nature of the host volcanic and volcaniclastic sequence and the nature of gold and base metal mineralization.  This study was ultimately intended to assist with lithologic correlation between drill holes.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

A second petrographic study of 21 drill core samples from 2010 drilling was carried out by Vancouver Petrographics Ltd and reported as follows:

“The samples submitted can be subdivided into five different suites. The first suite of samples are volcaniclastic lithologies and the nomenclature used in this report follows the suggestions reported in McPhie et. al. (1993). The components of the deposits are generally poorly sorted, polymict lithic fragments with a grain-size ranging from mudstone to breccia. Only sample 20 showed evidence of volcanic derived lithic fragments, such as microstructural evidence of the compaction of the lithic fragments under high temperature conditions and possibly devitrified spherulites. In the same sample, the coexistence of rounded and angular fragments indicates syn-eruptive re-sedimentation of primary deposits.

The second group of samples show a more intense alteration and they are possibly the altered equivalent of the volcaniclastic lithologies described above. Alteration products include clay, quartz and white mica, albite, chlorite and tourmaline

The third group of samples show flow microstructures and a possibly rhyo-dacitic composition.

The fourth group are porphyritic andesites with differing alteration products. One sample is altered by a biotite-white mica-quartz-pyrrhotite-chalcopyrite-sphalerite assemblage and another sample is altered by a weak to subtle clay alteration.”

Material from BW 59 was tested by Inspectorate Labs Metallurgical Division, which reported that:

“The principle (sic) minerals observed in the BW-59 Drill Hole Composite were non-opaque phases (90.02% average by optical analysis), which X-ray diffraction analysis indicates consist primarily of quartz (39.1% average), micas (27.9% average), orthoclase (17.0% average), clays (8.3% average), and minor calcium sulfates (1.8% average) and carbonates (0.5% average). The divergence in agreement between optical and XRD analysis is due mainly to the inability of XRD to detect amorphous limonite and subsequent overstating of the remnant phases; XRD analysis reflects only those components that are crystalline. Pyrite (3.96% average), iron oxides (limonite, hematite, magnetite and goethite, 3.88% average) and pyrrhotite (1.14% average) were the principle opaque phases. Ore minerals included sphalerite (0.77% average), chalcopyrite (0.23% average), cubanite (0.03% average), and traces of tetrahedrite, chalcocite and dioptase. Chalcopyrite and cubanite were occasionally tightly intergrown. Sphalerite rarely alters to bianchite. Principle other minerals included tetrahedrite, chalcocite, dioptase, rutile and ilmenite (traces of each), with a few particles of graphite observed. Dioptase and bianchite are only partially observable by reflected light microscopy, and a transmitted light study would better quantify their presence.”

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

8	DEPOSIT TYPE

What is known of the Blackwater deposit is exclusively from drilling. Host rocks are not exposed but are thought to occupy a roughly 5 square kilometer area east of a north trending fault, which juxtaposes younger Ootsa Lake Group strata and south of a similar fault north of which the same relationship is hypothesized.

Blackwater has the characteristics of, and is considered to be, an intermediate sulphidation epithermal gold-silver deposit according to the classification system of Sillitoe and Hedenquist (2003). Mineralization is hosted within felsic to intermediate composition volcanic rocks of Late Cretaceous age emplaced through and on Hazelton Group strata. The rocks are extensively hydrofractured and silicified and in association with pervasive stockwork and disseminated fine grained pyrite and other sulphide minerals distributed throughout. Gold is mainly associated with the sulphide minerals as gold grains between 5 and 50 microns across.

Figure 8-1 illustrates the hypothesized relationship of the mineralized volcanic rocks to surrounding strata.

Figure 8-1 Cross section of conceptual model

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

9	EXPLORATION

The Project was discovered in 1973. Since then, a considerable amount of data has been collected on the property by various operators. These data are publicly available where filed for assessment. For example, complete soil geochemical data were collected over the property. Ground total magnetic field data were also collected. A pole-dipole IP survey was carried out as part of the pre Richfield work. These data have been digitized, synthesized and reinterpreted and are used to help guide the current work on the property.

9.1	Geophysical Surveys

During 2010, Richfield contracted Quantec Geoscience Ltd of Toronto to conduct a 17.5 line kilometer deep focus Induced Polarization (‘IP’)-Resistivity survey on five 3.5 km long north-south lines spaced 400 meter apart. Results of the survey have been reported and interpreted in terms of drill data. Excellent correspondence is seen between IP chargeability and known mineralization, and the IP data helps guide the drilling.

Figure 9-1 is a view looking northwest across the IP survey area showing chargeability variation across the Project.  Figure 9-2 is a plot of the chargeability data through the centre of the mineralized zone.  The high near-surface zone between 2500 and 3500N coincides with the gold mineralization.

Figure 9-1 IP Chargeability - 2010 Quantec survey

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 9-2  N-S section chargeability data near centre of the mineralized zone

9.2	LiDAR Survey

Eagle Mapping Ltd. performed an aerial Light Detection and Ranging (LiDAR) survey of the Project area on August 8 and 9, 2011. The Area of Interest (AOI) for this survey covers a total of 412km2. The area collected covers approximately 500km2, and is greater than the area delivered due to buffering of the true AOI for quality assurance purposes.

Points were captured by the VQ-480 scanner with system and flight parameters set to provide full overlap. This helps minimize shadows, and ensure tree canopy penetration to capture an accurate ground model.  The delivered point data is positioned with an average density of three points per m2 for all returns, and approximately one point per m2 for ground-classified returns.

Accuracy of the LiDAR data is determined via comparison to a set of known ground points collected with Real Time Kinematic (RTK) and Static Post-Processing GPS surveying techniques. The accuracy of the dataset is stated as Root Mean Square Error (RMSE) which is a measure of deviation from the mean, and takes upward or downward bias into consideration. The Blackwater project area has a RMSE of 0.037m, and absolute accuracy of ±0.073m.

Project deliverables included contours in DWG format, ArcASCII elevation grids, and orthophotography in GeoTiff format.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

10	DRILLING

A total of 311 core holes (102,912 m) have been drilled in the Project area between 1985 and the end of 2011.  The details of the programs are summarized in Table 10-1.

Table 10-1 Core drilling summary to Dec 31, 2011
Series	Year	Company	Holes Drilled	Total meters	Intervals Assayed	Meters Assayed
DAV 3 TO DAV 8	1981	Granges	4	310.86	NA	NA
DAV 9 TO DAV 31	1987	Granges	23	2,617.13	1,656	2,080.53
BD 92-32 TO BD 92-36	1992	Granges	5	788.50	425	571.76
DAV 94-37 TO DAV 94-41	1994	Granges	5	761.68	370	368.75
	Subtotal	Granges	37	4,478.17	2,451	3,021.04

DAV 05-01 TO DAV 05-05	2005	Silver Quest	5	938.65	335	674.60
DAV 06-06 TO DAV 06-07	2006	Silver Quest	2	393.97	137	273.99
	Subtotal	Silver Quest	7	1,332.62	472	948.59

BW0042 TO BW0059	2009	Richfield	18	3,664.95	3,408	3,413.62
BW0060 TO BW0116	2010	Richfield	57	21,337.03	20,034	20,219.03
BW0117 TO BW0175 BW0050R	2011	Richfield	59	19,733.74	18,243	18,840.35
	Subtotal	Richfield	134	44,735.72	41685	42,473.00
BW0176 TO BW0299 + 7 Met Holes	2011	New Gold	133	52,365.09	47,559	48,241.52
	Total	All	311	102,911.6	91,094	93,594.24

No analytical data was available for 33 RC holes completed in 1986 by Granges, and their precise locations are uncertain.

10.1	Historic Drilling

Between 1981 and 1986, 4 core holes were drilled for a total 311 meters by Granges Inc. The helicopter supported winkie drill had difficulty with the ground conditions and some holes did not reach target depths. Drilling focused on northern parts of the property. Results of this early drilling including drill logs, assays and core have not been located.

During the 1986 season, 34 percussion drill holes were completed for a total 1,524 meters. As with data for the earlier drilling, and despite thorough search, the drill logs and assays could not be located.

During 1987, some 23 diamond drill holes (2617.13 meters) were completed on the Gold and Silver Zones. Drill logs and assay data were filed for assessment and drill core is stored on the property. The core was re-logged and the data were reviewed by Richfield.

In 1992, 788.5 meters were drilled in five holes focused mainly southwest of the Gold Zone and on the Dave claim. Logs and assays were filed for assessment and core is stored on the property.  This core was also re-logged by Richfield in 2010.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Five holes were drilled in 1994 for a total 761.68 meters. The data was filed for assessment, and the core stored. The data have been reviewed and the core re-logged by Richfield.

Silver Quest drilled five holes in 2005 for a total 938.65 meters and another two holes in early 2006 for 393.97 meters. The holes were widely dispersed. The later drilling focused on the Quest Zone (holes DAV 05-02, DAV 06-06 and DAV 06-07). Cumulative drilling to the end of 2006 was 5,810.79 meters in 44 holes.

Location of historic drill holes and significant intercepts are documented in the previous Technical Report (Simpson, 2011, “Technical Report – Blackwater Gold Project”).  Assay data from historic holes was not used for resource estimation.

10.2	Recent Drilling Aug 2009 – Dec 2011

Richfield began drilling at Blackwater in August 2009 and during that year drilled 18 holes for a total 3,368.58 meters. During 2010, Richfield drilled a further 58 holes (including one water well) for a total 21,585.56 meters. Following completion of work requirements for the option agreements on the Davidson, Dave and Jarrit properties, the 2010 drilling focused on the Dave and Jarrit claims. Between January and June 2011, Richfield completed 59 core holes for a total of 19733.74 meters. In June 2011, New Gold took over as operator and completed an additional 133 core holes (52,365 m) by the end of the year.  Drill hole collar details for the 2011 drilling carried out by New Gold are listed in Table 10-2.  The drill hole layout is illustrated in Figure 10-1.

Table 10-2 2011 New Gold drilling summary
Hole_ID	East	North	Elev	TD	Azim	Dip
BW0176	375250.82	5892896.94	1606.68	580.00	0.00	-90.00
BW0177	376097.45	5893000.33	1545.13	491.64	0.00	-90.00
BW0178	376099.47	5892895.15	1559.88	374.30	0.00	-90.00
BW0179	375041.40	5892902.90	1587.13	364.00	0.00	-90.00
BW0180	374889.10	5892754.50	1598.22	377.34	0.00	-90.00
BW0181	374847.36	5893402.03	1511.20	291.69	0.00	-90.00
BW0182	374947.50	5893398.80	1518.77	286.51	0.00	-90.00
BW0183	376002.13	5892898.12	1564.27	325.53	0.00	-90.00
BW0184	375099.56	5893052.46	1583.54	511.00	0.00	-90.00
BW0185	374948.86	5892898.97	1578.64	359.50	0.00	-90.00
BW0186	375049.84	5892696.56	1616.30	375.82	0.00	-90.00
BW0187	375044.28	5893396.07	1524.32	339.55	0.00	-90.00
BW0188	375150.60	5892708.60	1614.93	362.10	0.00	-90.00
BW0189	375898.77	5892802.76	1584.44	384.07	0.00	-90.00
BW0190	375050.92	5893094.46	1574.59	397.46	0.00	-90.00
BW0191	374796.29	5892800.07	1579.68	406.00	0.00	-90.00
BW0192	374953.35	5892702.35	1611.94	421.54	0.00	-90.00
BW0193	375594.71	5893009.29	1582.23	82.00	0.00	-90.00
BW0194	375593.87	5893010.86	1582.19	506.50	0.00	-90.00
BW0195	375946.73	5892795.14	1582.80	384.96	0.00	-90.00

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole_ID	East	North	Elev	TD	Azim	Dip
BW0196	374924.22	5892776.76	1597.64	450.19	270.00	-60.00
BW0197	375725.22	5892776.94	1605.25	420.00	270.00	-60.00
BW0198	374850.54	5892699.57	1604.41	415.44	0.00	-90.00
BW0199	375998.81	5892697.17	1602.82	392.45	0.00	-90.00
BW0200	375022.74	5892774.11	1604.96	445.62	270.00	-60.00
BW0201	374950.46	5892794.74	1597.50	282.85	0.00	-90.00
BW0202	376047.87	5892698.35	1602.05	259.42	0.00	-90.00
BW0203	375627.64	5892778.33	1610.54	530.50	270.00	-60.00
BW0204	374924.48	5892825.29	1589.46	478.50	270.00	-60.00
BW0205	375125.37	5892775.76	1607.46	474.57	270.00	-60.00
BW0206	375997.04	5892604.18	1617.58	436.50	0.00	-90.00
BW0207	375125.08	5892876.14	1596.88	399.59	270.00	-60.00
BW0208	375124.71	5892824.27	1602.27	459.00	270.00	-60.00
BW0209	375525.63	5892772.90	1616.59	486.00	270.00	-60.00
BW0210	375225.84	5892774.25	1610.00	479.15	270.00	-60.00
BW0211	376101.54	5892600.45	1616.81	415.50	0.00	-90.00
BW0212	375421.13	5892775.36	1619.40	480.00	270.00	-60.00
BW0213	375225.97	5892825.16	1608.04	471.00	270.00	-60.00
BW0214	375175.77	5892876.16	1601.91	465.43	270.00	-60.00
BW0215	375325.00	5892775.00	1614.67	480.67	270.00	-60.00
BW0216	375825.67	5892773.40	1596.87	432.00	270.00	-60.00
BW0217	375903.09	5892598.33	1621.86	22.50	0.00	-90.00
BW0218	375951.53	5892849.96	1573.86	369.00	0.00	-90.00
BW0219	375499.88	5892902.80	1610.04	410.00	0.00	-90.00
BW0220	375326.22	5892823.94	1611.66	476.10	270.00	-60.00
BW0221	375224.99	5892925.16	1603.28	434.95	270.00	-60.00
BW0222	375700.46	5892900.46	1589.65	390.20	0.00	-90.00
BW0223	375950.18	5892901.60	1568.78	372.00	0.00	-90.00
BW0224	376049.50	5892852.49	1569.86	396.00	0.00	-90.00
BW0225	374999.75	5893005.39	1575.79	398.68	0.00	-90.00
BW0226	375175.98	5892925.24	1598.90	455.76	270.00	-60.00
BW0227	375798.73	5892900.32	1581.07	390.50	0.00	-90.00
BW0228	375099.46	5893000.42	1586.99	464.21	0.00	-90.00
BW0229	375748.04	5892947.27	1578.96	384.00	0.00	-90.00
BW0230	375555.81	5892951.21	1597.83	143.30	0.00	-90.00
BW0230A	375555.81	5892951.21	1597.83	35.00	0.00	-90.00
BW0231	375501.53	5893004.33	1589.07	385.50	0.00	-90.00
BW0232	375850.99	5892952.18	1567.98	400.50	0.00	-90.00
BW0233	375126.75	5892924.10	1593.70	378.56	270.00	-60.00
BW0234	375199.93	5893000.74	1595.60	484.02	0.00	-90.00
BW0235	375650.42	5892954.25	1584.41	460.00	0.00	-90.00

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole_ID	East	North	Elev	TD	Azim	Dip
BW0236	375025.30	5892924.75	1583.51	462.08	270.00	-60.00
BW0237	375950.43	5892947.91	1562.30	361.50	0.00	-90.00
BW0238	375147.78	5892946.07	1594.91	490.12	0.00	-90.00
BW0239	375450.51	5893047.00	1589.01	440.00	0.00	-90.00
BW0240	375600.00	5892900.00	1596.35	494.00	0.00	-90.00
BW0241	376051.21	5892949.37	1553.85	400.00	0.00	-90.00
BW0242	374900.78	5892950.16	1568.13	374.29	0.00	-90.00
BW0243	375074.16	5892925.47	1588.66	274.62	270.00	-60.00
BW0244	375547.45	5892948.68	1599.25	480.00	0.00	-90.00
BW0245	375550.72	5893047.02	1579.04	375.50	0.00	-90.00
BW0246	375905.12	5892901.32	1571.07	382.00	0.00	-90.00
BW0247	375649.88	5893050.54	1573.40	519.50	0.00	-90.00
BW0248	374950.42	5892998.94	1568.86	391.06	0.00	-90.00
BW0249	376046.76	5893048.82	1542.57	169.00	0.00	-90.00
BW0250	375399.68	5893100.40	1581.95	376.50	0.00	-90.00
BW0251	374902.44	5893051.35	1557.88	130.15	0.00	-90.00
BW0252	375753.07	5893051.79	1561.19	472.00	0.00	-90.00
BW0253	376050.90	5893049.30	1542.45	376.00	0.00	-90.00
BW0254	374974.14	5892924.44	1578.71	428.55	270.00	-60.00
BW0255	374902.88	5893050.09	1558.15	360.27	0.00	-90.00
BW0256	375298.41	5892897.96	1609.64	503.70	0.00	-90.00
BW0257	375950.41	5893049.77	1548.20	352.00	0.00	-90.00
BW0258	374950.08	5893100.55	1558.31	378.87	0.00	-90.00
BW0259	375851.59	5893050.36	1554.03	388.50	0.00	-90.00
BW0260	375451.73	5893149.37	1570.20	571.50	0.00	-90.00
BW0261	375025.12	5892873.18	1589.48	457.50	270.00	-60.00
BW0262	376050.15	5893150.74	1527.71	330.00	0.00	-90.00
BW0263	375749.57	5893152.10	1548.38	424.50	0.00	-90.00
BW0264	375200.38	5893101.11	1585.28	378.56	0.00	-90.00
BW0265	375250.15	5892697.12	1616.93	426.50	0.00	-90.00
BW0266	375222.95	5892726.00	1613.31	493.50	270.00	-60.00
BW0267	375075.25	5892875.71	1593.07	239.27	270.00	-60.00
BW0267W	375075.25	5892875.71	1593.07	491.95	270.00	-60.00
BW0268	375251.58	5893153.25	1578.91	412.09	0.00	-90.00
BW0269	375851.76	5893150.65	1540.99	475.50	0.00	-90.00
BW0270	375550.11	5893149.96	1560.90	365.00	0.00	-90.00
BW0271	375149.93	5893150.17	1577.12	398.98	0.00	-90.00
BW0272	375649.36	5893148.82	1555.39	377.50	0.00	-90.00
BW0273	375950.82	5893149.58	1533.71	382.50	0.00	-90.00
BW0274	375349.98	5892700.65	1623.83	423.50	0.00	-90.00
BW0275	375049.56	5893150.22	1566.70	407.52	0.00	-90.00

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole_ID	East	North	Elev	TD	Azim	Dip
BW0276	375224.86	5892875.47	1606.09	486.77	270.00	-60.00
BW0277	375999.83	5893100.20	1537.32	337.50	0.00	-90.00
BW0278	375649.32	5893249.61	1541.54	358.20	0.00	-90.00
BW0279	375124.37	5892724.77	1614.45	487.00	270.00	-60.00
BW0280	375249.01	5892649.44	1622.16	422.00	0.00	-90.00
BW0281	375549.55	5893248.23	1548.28	358.00	0.00	-90.00
BW0282	375202.70	5893198.30	1568.85	498.96	0.00	-90.00
BW0283	375725.00	5892825.00	1598.93	518.00	270.00	-60.00
BW0284	376099.18	5893098.61	1531.73	363.00	0.00	-90.00
BW0285	375025.75	5892827.54	1598.13	500.18	270.00	-60.00
BW0286	375299.50	5892651.57	1623.62	420.50	0.00	-90.00
BW0287	375850.71	5893251.21	1529.99	326.50	0.00	-90.00
BW0288	375347.09	5893149.37	1574.63	115.00	0.00	-90.00
BW0289	375022.68	5892726.20	1611.94	429.00	270.00	-60.00
BW0290	375599.60	5893297.44	1537.48	340.00	0.00	-90.00
BW0291	375148.83	5893248.23	1554.34	262.00	0.00	-90.00
BW0292	375349.31	5893149.53	1574.63	409.00	0.00	-90.00
BW0293	375899.84	5893201.68	1531.47	345.50	0.00	-90.00
BW0294	374545.93	5893536.59	1485.67	412.50	270.00	-60.00
BW0295	375249.39	5893245.83	1558.91	432.82	0.00	-90.00
BW0296	375825.00	5892825.00	1589.21	517.50	283.00	-60.00
BW0297	375424.59	5892824.98	1613.61	477.00	270.00	-60.00
BW0298	375697.70	5893298.67	1536.88	352.00	0.00	-90.00
BW0299	375325.14	5892674.39	1623.66	451.50	180.00	-90.00
BWMET01	375698.23	5893209.40	1544.08	325.53	0.00	-90.00
BWMET02	374996.96	5892792.47	1602.40	368.20	0.00	-90.00
BWMET03	375900.00	5892700.00	1601.43	352.65	0.00	-90.00
BWMET04	375150.09	5893048.36	1588.05	389.53	0.00	-90.00
BWMET05	375099.56	5893052.46	1583.54	302.00	0.00	-90.00
BWMET06	374902.08	5892750.82	1600.18	225.50	0.00	-90.00
BWMET07	375900.00	5892750.00	1592.32	318.50	0.00	-90.00

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 10-1 Drill hole plan

374500 m
375000 m
375500 m
376000 m
5893500 m
5893000 m
5892500 m
1500m
1550m
1600m
1650m
N
0
500 m
2012 PEA Resource Holes
2011 September Resource Holes
Source: New Gold, 7 Mar 2012

The table below list the significant intervals intersected since the effective date of the previous Technical Report based on a cut-off grade of 0.3 g/t Au.  The minimum width reported is 10m, and up to 5m internal dilution was accepted.  The mineralized zone is irregular and not tabular in shape, and true thickness cannot be determined and was not used as a factor in the resource model.

Table 10-3 Significant intercepts 2011 New Gold drilling
Hole-ID	From	To	Width (m)	Au g/t	Ag g/t
BW0176	41.00	167.00	126.00	1.666	2.6
BW0176	251.00	299.00	48.00	0.538	3.0
BW0179	83.00	307.00	224.00	3.070	7.5
BW0179	327.00	364.00	37.00	2.328	1.7
BW0180	77.00	148.00	71.00	1.199	6.1
BW0180	172.00	227.00	55.00	2.250	26.4
BW0183	204.00	241.00	37.00	0.672	4.8
BW0184	47.00	63.00	16.00	0.588	5.2
BW0184	70.00	316.00	246.00	0.580	4.7
BW0184	331.00	378.00	47.00	0.574	4.9
BW0184	394.00	500.00	106.00	0.509	2.4

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole-ID	From	To	Width (m)	Au g/t	Ag g/t
BW0185	158.00	186.00	28.00	0.548	1.9
BW0185	270.00	286.00	16.00	1.527	4.2
BW0188	30.00	77.00	47.00	0.848	4.0
BW0189	168.00	184.00	16.00	0.543	6.6
BW0190	9.00	36.00	27.00	0.417	3.7
BW0190	269.00	394.00	125.00	0.442	2.1
BW0192	21.00	55.00	34.00	0.526	1.8
BW0193	59.00	82.00	23.00	0.579	2.4
BW0194	62.00	111.00	49.00	0.640	3.6
BW0194	128.00	154.00	26.00	0.440	1.9
BW0195	284.00	294.00	10.00	0.926	4.6
BW0195	362.00	373.00	11.00	0.602	13.8
BW0196	34.00	44.00	10.00	0.429	2.7
BW0196	70.00	90.00	20.00	0.776	6.5
BW0197	18.00	38.00	20.00	0.677	6.7
BW0197	47.00	108.00	61.00	1.516	11.4
BW0197	155.00	214.00	59.00	2.615	9.9
BW0197	215.50	244.00	28.50	2.406	5.8
BW0198	10.00	21.00	11.00	0.592	3.8
BW0199	114.00	135.00	21.00	1.295	1.3
BW0199	294.00	340.00	46.00	0.492	3.6
BW0199	347.00	364.00	17.00	0.378	5.9
BW0200	66.00	181.00	115.00	2.023	6.0
BW0200	222.00	268.00	46.00	0.391	8.7
BW0200	297.00	338.00	41.00	1.080	22.6
BW0201	52.00	140.00	88.00	2.346	15.3
BW0201	164.00	278.00	114.00	3.957	34.7
BW0202	119.00	130.00	11.00	0.976	4.1
BW0203	18.00	68.00	50.00	0.648	6.4
BW0203	100.00	134.00	34.00	0.763	2.9
BW0203	141.00	239.00	98.00	1.527	3.6
BW0203	287.00	301.00	14.00	0.379	2.3
BW0203	317.00	328.00	11.00	0.588	1.1
BW0203	396.00	419.00	23.00	0.589	0.0
BW0204	12.80	33.00	20.20	0.384	2.3
BW0204	121.00	134.00	13.00	0.508	0.6
BW0205	204.00	250.00	46.00	1.017	2.2
BW0205	268.00	326.00	58.00	2.609	8.0
BW0207	74.00	264.00	190.00	1.766	7.2
BW0207	284.00	332.00	48.00	3.218	17.1
BW0208	111.00	147.00	36.00	0.438	7.5
BW0208	192.00	233.00	41.00	0.377	2.4
BW0208	241.00	260.00	19.00	1.442	8.9
BW0208	271.00	377.00	106.00	5.320	19.8
BW0209	0.00	118.00	118.00	0.818	7.8
BW0209	169.00	191.00	22.00	0.709	5.3
BW0209	198.00	220.00	22.00	1.040	4.8
BW0210	69.00	92.00	23.00	5.794	0.0
BW0210	99.00	109.00	10.00	0.374	0.0
BW0210	152.00	169.00	17.00	1.885	0.0
BW0210	178.00	271.00	93.00	0.976	0.0
BW0210	381.00	392.00	11.00	2.821	0.0
BW0212	0.00	182.00	182.00	1.966	0.0
BW0212	436.00	477.00	41.00	1.464	3.9
BW0213	12.00	50.00	38.00	1.201	3.8
BW0213	60.00	166.00	106.00	2.928	10.5
BW0213	184.00	205.00	21.00	0.372	2.2
BW0213	324.00	334.00	10.00	0.510	4.8
BW0213	344.00	386.00	42.00	0.765	1.5
BW0214	36.60	49.00	12.40	1.332	6.2
BW0214	71.00	96.00	25.00	0.408	7.3

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole-ID	From	To	Width (m)	Au g/t	Ag g/t
BW0214	118.00	191.00	73.00	1.514	3.4
BW0214	215.00	238.00	23.00	0.738	7.8
BW0214	263.00	393.00	130.00	5.916	13.7
BW0215	108.00	122.00	14.00	0.685	4.2
BW0215	236.00	268.00	32.00	0.464	1.7
BW0215	433.00	444.00	11.00	0.918	1.5
BW0216	38.00	138.00	100.00	1.918	10.1
BW0216	150.00	216.00	66.00	1.512	7.5
BW0216	286.00	297.00	11.00	0.903	5.4
BW0218	177.00	189.00	12.00	0.433	4.8
BW0218	195.00	217.00	22.00	0.829	7.7
BW0219	6.00	64.00	58.00	1.439	8.3
BW0219	72.00	92.00	20.00	0.729	4.3
BW0219	100.00	120.00	20.00	1.410	7.4
BW0219	193.00	209.00	16.00	0.521	3.1
BW0220	96.00	426.00	330.00	1.019	5.4
BW0221	2.70	21.00	18.30	0.926	8.5
BW0221	48.00	66.00	18.00	2.370	10.0
BW0221	113.00	166.00	53.00	0.638	3.5
BW0221	218.00	390.00	172.00	1.270	4.0
BW0221	417.00	434.95	17.95	1.185	8.7
BW0222	38.00	151.00	113.00	1.802	8.8
BW0222	346.00	356.00	10.00	0.886	8.7
BW0223	243.00	264.00	21.00	0.722	9.1
BW0224	133.00	147.00	14.00	0.565	11.0
BW0225	22.00	68.00	46.00	0.719	10.1
BW0225	82.00	199.00	117.00	1.300	2.8
BW0225	265.00	393.00	128.00	0.779	3.2
BW0226	91.00	104.00	13.00	0.448	2.7
BW0226	112.00	217.00	105.00	0.691	5.0
BW0226	223.00	385.00	162.00	1.090	5.2
BW0227	82.00	92.00	10.00	0.522	19.9
BW0227	300.00	318.00	18.00	0.453	6.0
BW0228	58.00	175.00	117.00	0.838	4.4
BW0228	184.00	197.00	13.00	0.388	3.1
BW0228	214.00	464.21	250.21	1.515	5.8
BW0229	102.00	137.00	35.00	1.671	7.3
BW0229	202.00	244.00	42.00	0.482	6.5
BW0229	308.00	321.00	13.00	0.411	0.6
BW0230	68.00	80.00	12.00	0.853	3.0
BW0230	105.00	117.00	12.00	0.503	2.4
BW0231	78.00	183.00	105.00	1.139	3.3
BW0231	299.00	310.00	11.00	0.439	0.3
BW0231	360.00	385.00	25.00	0.419	1.1
BW0232	102.00	138.00	36.00	0.593	8.0
BW0232	302.00	352.00	50.00	0.820	6.8
BW0233	61.00	71.00	10.00	0.480	8.9
BW0233	87.00	285.00	198.00	1.282	5.8
BW0233	322.00	347.00	25.00	0.535	1.1
BW0234	107.00	132.00	25.00	0.591	6.4
BW0234	317.00	334.00	17.00	1.150	14.2
BW0235	3.70	14.00	10.30	0.660	10.8
BW0235	63.00	80.00	17.00	0.445	8.8
BW0235	88.00	159.00	71.00	0.915	3.4
BW0235	166.00	221.00	55.00	0.668	4.1
BW0235	276.00	290.00	14.00	0.468	2.4
BW0235	298.00	310.00	12.00	0.556	2.6
BW0235	328.00	342.00	14.00	0.714	3.5
BW0235	350.00	361.00	11.00	0.606	3.6
BW0236	50.00	73.00	23.00	1.211	1.9
BW0237	222.00	241.00	19.00	0.434	8.1

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole-ID	From	To	Width (m)	Au g/t	Ag g/t
BW0237	258.00	270.00	12.00	0.660	7.9
BW0237	279.00	293.00	14.00	5.992	48.3
BW0238	22.00	62.00	40.00	0.809	14.4
BW0238	72.00	82.00	10.00	0.470	5.9
BW0238	96.00	161.00	65.00	0.425	2.5
BW0238	196.00	221.00	25.00	0.369	0.8
BW0238	241.00	255.00	14.00	0.774	3.5
BW0238	261.00	369.00	108.00	2.432	4.9
BW0238	383.00	420.00	37.00	0.476	1.4
BW0239	61.00	109.00	48.00	0.605	1.1
BW0239	123.00	150.00	27.00	0.495	1.1
BW0239	157.00	184.00	27.00	0.717	2.5
BW0239	190.00	207.00	17.00	1.197	6.4
BW0240	71.00	81.00	10.00	0.764	5.8
BW0240	118.00	134.00	16.00	1.098	2.2
BW0241	84.00	130.00	46.00	2.057	14.5
BW0242	140.00	150.00	10.00	0.763	3.0
BW0242	254.00	266.00	12.00	0.556	13.8
BW0243	89.00	159.00	70.00	1.573	3.9
BW0243	185.00	238.00	53.00	0.722	0.6
BW0244	52.00	115.00	63.00	0.828	4.2
BW0244	261.00	276.00	15.00	0.619	0.9
BW0245	96.00	125.00	29.00	0.376	2.5
BW0245	131.00	236.00	105.00	0.826	3.4
BW0245	275.00	291.00	16.00	0.755	1.0
BW0247	67.00	107.00	40.00	0.541	2.9
BW0247	115.00	186.00	71.00	0.621	2.8
BW0247	203.00	218.00	15.00	0.592	17.8
BW0247	291.00	312.00	21.00	0.624	2.9
BW0248	55.00	65.00	10.00	1.150	2.8
BW0248	123.00	136.00	13.00	0.408	0.8
BW0248	207.00	228.00	21.00	0.498	0.7
BW0248	359.00	378.00	19.00	1.702	5.3
BW0250	59.00	124.00	65.00	0.425	0.9
BW0250	164.00	174.00	10.00	0.538	3.4
BW0251	93.00	124.00	31.00	0.686	6.0
BW0252	35.00	54.00	19.00	0.715	8.1
BW0252	77.00	111.00	34.00	0.790	6.2
BW0252	127.00	156.00	29.00	0.452	4.8
BW0252	167.00	192.00	25.00	0.893	3.4
BW0252	208.00	218.00	10.00	0.595	1.6
BW0255	94.00	117.00	23.00	0.971	5.7
BW0255	227.00	263.00	36.00	0.699	9.3
BW0255	273.00	289.00	16.00	0.487	4.8
BW0256	103.00	143.00	40.00	1.701	3.8
BW0257	155.00	238.00	83.00	2.128	9.8
BW0259	21.00	61.00	40.00	0.668	6.0
BW0259	83.00	112.00	29.00	0.442	6.8
BW0259	136.00	146.00	10.00	0.572	2.7
BW0259	297.00	308.00	11.00	0.404	2.5
BW0259	325.00	367.00	42.00	0.789	4.9
BW0260	154.00	285.00	131.00	1.354	3.0
BW0260	292.00	303.00	11.00	0.744	8.0
BW0260	387.00	414.00	27.00	0.408	10.6
BW0260	477.00	545.00	68.00	0.622	7.6
BW0260	553.00	568.00	15.00	0.535	3.1
BW0261	107.00	121.00	14.00	1.939	5.7
BW0263	39.00	49.00	10.00	0.422	3.5
BW0263	69.00	139.00	70.00	1.761	11.9
BW0263	148.00	226.00	78.00	0.908	5.1
BW0263	252.00	295.00	43.00	0.423	1.3

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Hole-ID	From	To	Width (m)	Au g/t	Ag g/t
BW0263	303.00	424.50	121.50	1.084	4.1
BW0264	194.00	334.00	140.00	0.506	2.8
BW0267	52.00	201.00	149.00	1.563	2.1
BW0267W	317.00	333.00	16.00	1.105	4.8
BW0268	285.00	304.00	19.00	0.400	0.7
BW0268	329.00	372.00	43.00	0.590	0.6
BW0269	99.00	131.00	32.00	0.555	9.1
BW0269	257.00	270.00	13.00	1.531	2.5
BW0269	282.00	331.00	49.00	1.098	4.0
BW0269	349.00	381.00	32.00	0.621	6.5
BW0269	391.00	452.00	61.00	0.519	18.7
BW0270	141.00	217.00	76.00	1.034	1.6
BW0270	293.00	311.00	18.00	1.046	1.9
BW0271	203.00	231.00	28.00	0.378	2.1
BW0271	254.00	334.00	80.00	0.682	9.0
BW0272	55.00	82.00	27.00	0.423	4.3
BW0272	102.00	133.00	31.00	0.658	0.7
BW0272	359.00	374.00	15.00	0.997	3.0
BW0274	332.00	346.00	14.00	0.887	8.2
BW0275	354.00	369.00	15.00	0.405	1.7
BW0276	39.00	210.00	171.00	1.077	4.9
BW0276	230.00	297.00	67.00	0.433	2.1
BW0276	329.00	374.00	45.00	1.194	5.8
BW0278	68.00	80.00	12.00	0.611	12.6
BW0278	125.00	159.00	34.00	0.475	3.8
BW0278	342.00	354.00	12.00	1.202	1.0
BW0279	101.00	113.00	12.00	1.245	2.2
BW0279	146.00	226.00	80.00	0.890	2.6
BW0279	254.00	290.00	36.00	1.730	8.2
BW0281	152.00	265.00	113.00	0.725	1.2
BW0282	170.00	270.00	100.00	1.133	5.6
BW0282	366.00	377.00	11.00	0.335	1.9
BW0282	387.00	398.00	11.00	0.479	2.0
BW0282	423.00	445.00	22.00	0.717	4.6
BW0283	15.00	95.00	80.00	1.085	9.5
BW0283	133.00	143.00	10.00	0.411	11.6
BW0283	176.00	221.00	45.00	0.787	3.1
BW0283	316.00	345.00	29.00	0.356	1.5
BW0285	81.00	94.00	13.00	0.635	4.8
BW0285	210.00	224.00	14.00	1.175	1.7
BW0289	167.00	201.00	34.00	1.544	10.4
BW0289	297.00	308.00	11.00	0.395	3.1
BW0290	136.00	188.00	52.00	0.950	4.3
BW0292	46.00	62.00	16.00	0.442	1.8
BW0295	48.00	64.00	16.00	0.495	3.9
BW0295	72.00	99.00	27.00	0.394	3.1
BW0295	206.00	219.00	13.00	0.480	1.3
BW0295	380.00	406.00	26.00	0.520	1.2
BW0296	223.00	286.00	63.00	1.041	2.4
BW0296	304.00	346.00	42.00	0.445	4.7
BW0296	371.00	381.00	10.00	0.462	6.4
BW0296	402.00	460.00	58.00	0.684	8.5
BW0296	477.00	517.00	40.00	0.767	4.8
BW0297	7.00	24.00	17.00	2.067	9.0
BW0297	158.00	172.00	14.00	1.245	2.0
BW0297	434.00	450.00	16.00	1.559	2.2

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

10.3	Sampling Method and Approach

Exploration drilling carried out since 2009 has been predominantly HQ core diameter except where reduction to NQ was required to attain target depths. The last three metallurgical holes (BWMET05 – BWMET07) were PQ core.

Drill core is transported from drill to camp by 4-wheel drive vehicle.  Core is logged in a specially built core handling facility. Logging includes geotechnical, magnetic susceptibility and specific gravity measurements taken at regular intervals. Lithology is logged and the core prepared for systematic sampling at regular 1 meter intervals. Core sawing and sampling are the last steps in core handling.

Logged data is entered into LogChief in tables designed specifically for this Project.  Logging was carried out by Project geologists.  Magnetic susceptibility and conductivity were measured at 10 cm increments along the core with a handheld conductivity and magnetic susceptibility meter (GDD MPP-EM2S+Probe).  This data was stored internally and was downloaded to an excel spread sheet.

Recovery and Rock Quality Designation (“RQD”) data were measured and recorded in LogChief.  An RQD measurement is the cumulative length of core pieces longer than 10cm in a given core run divided by the total length of that run.  Recovery and RQD measurements were performed by company geotechnical staff.  Core recovery for the combined 2009/2011 drilling averaged 91% and the median core recovery was 97%.  Poor core recovery often occurs in fault/shear zones.  The overall average RQD value for the same period was 36%.

10.4	Bulk Density Assignment

New Gold has performed more than 11,000 measurements of specific gravity using a water immersion method without a wax coating on the samples.

A histogram of specific gravity measurements show that the distribution is bimodal with frequency peaks at specific gravities of 2.68 g/cm3 and 2.74 g/cm3.

GeoSim subdivided the data into two major rock types; andesite volcanics and rhyolitic volcanics. The mean densities for these rock types are 2.78 g/cm3 and 2.69 g/cm3 respectively. GeoSim further subdivided the specific gravity measurements by the zone of weathering. GeoSim used the median specific gravity values shown below in Table 10-4 to report mineral resources.

Table 10-4 Blackwater Deposit Bulk Density Values
Code	Lithologic Domain	Median Density	Sulphide Zone	Transition Zone	Oxide Zone
10	Andesitic Volcanics	2.78	2.79	2.74	2.69
20	Felsic Volcanics	2.70	2.70	2.65	2.60

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

New Gold checked the specific gravity measurements collected in the field by sending 151 samples for measurement in an independent laboratory. The specific gravity of the samples was measured in the ALS Global laboratory in Vancouver (an ISO 9000 certified laboratory). The ALS laboratory performed specific gravity measurements on the samples using both non-wax coated and wax coated methods.

Comparison of the average specific gravity measurements by ALS with the average of the original field measurement indicated no significant bias or differences between the independent checks and the measurements collected in the field.

11	SAMPLE PREPARATION, ANALYSES AND SECURITY

Beginning in 2009, sampling for analysis is done systematically on one meter sample composites. Intervals are measured and marked on the core boxes where sample tags are stapled at the beginning of each interval.  Core is sawed in half lengthwise using a diamond saw. Half the core is placed in standard heavy poly sample bags with the pre-printed sample tag in a zip log baggy; the whole is then closed with zip ties. The remaining  half core is kept for reference in the core box stored at the Project camp site.

A certified reference standard is inserted into the sample stream every 20 samples, and a blank standard is inserted every 30 samples. The certified reference standards used were purchased from both CDN Resource Laboratories Ltd., an independent laboratory in Langley, BC, and WCM Minerals, a division of WCM Sales Ltd., in Burnaby, Vancouver. The reference standards were selected to match the precious metal content range and material type at Blackwater as closely as possible at the start of the exploration program.

For shipment to the lab, four samples are placed in rice bags with sample ID numbers on each bag and sealed with numbered banker’s security tags.  Between preparation and shipment, a period up to four days, the rice bags with samples are stored at site in a secure area behind the core cutting area.

Samples are transported to Prince George by truck. The driver waits with the samples in the truck until pick up for shipment by Papason Trucking Ltd.  Prior to July 2011, samples including the blanks, standards and duplicates, were shipped by bonded courier to Eco Tech Stewart Group Laboratories (“Eco Tech”) in Kamloops, BC.  Since the acquisition of Eco Tech by the ALS Group in July 2011, the samples have been shipped by bonded courier to ALS Minerals (“ALS”) in North Vancouver, BC.

Since July 2011, ALS has been used as the primary analytical laboratory and has an ISO 9001:2008 certification.  ALS is independent of New Gold.

In the lab standard sample preparation procedures were used. A multi element (33 elements) package with aqua-regia digest (nitric and hydrochloric acids) ICP-AES finish coupled with a fire assay with an AA finish was used for multi element and gold analyses respectively. Gold fire assays performed by Eco Tech were based on 30 gram pulp splits; gold fire assays performed by ALS were based on 50 gram pulp splits. Silver analyses are performed via Induction Coupled Plasmaspectrometry (“ICP”). Silver ICP analyses are not known with the same precision as gold fire assay analyses so the reader is cautioned regarding the accuracy of silver grades relative to gold grades reported in the current mineral resource estimate.  Overlimit ICP analyses of Ag, Cu, Pb, and Zn were performed on analyses that returned grades of Ag >30g/t, and Cu, Zn, Pb >1%. For Au, overlimit FA analysis was performed on analyses that returned >10g/t. Assay certificates received from ALS are delivered in a format specified by New Gold to allow instant import to DataShed.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

The drill hole and assay database for the project is administered from the Vancouver office using Maxwell Geoservices products. Drill hole data logged in the field is entered into a LogChief database specifically tailored to the Blackwater Project. LogChief validates this data as it is entered, and the final logs are exported and transferred to the database administrator in Vancouver for import to DataShed, the master database. Additional data validation checks are carried out in DataShed and all logs are checked by the administrator. Access permission for entering and editing data into the database is restricted to the New Gold Corporate Exploration Manager and Database Administrator for the project.

The database is hosted on the New Gold server which routinely backs up every day to protect the database from any drive failures.

11.1	Historic Drilling

No records exist regarding QA/QC practices prior to 2005.  The 2005 assessment report by Silver Quest states the following:

“Routine duplicate samples were inserted into the sample stream about every 20 samples. Blank samples were inserted into the sample stream about every 40 samples.

A microdiorite sill rock unit was used for the blank samples in the sampling program. This blank rock was collected from diamond drill holes that intersected the sill during historical diamond drilling on Southern Rio's 3T’s property, located about 20 km southwest of the Davidson property. Laboratory results show that the ten blank samples contain from zero to 30 ppb gold and zero to 0.3 ppm silver, therefore no contamination within the laboratory is indicated by the blank sample results.

Duplicate samples were obtained by quartering the drill core sample from the selected interval (splitting one half of the core into two quarters). The two quarter-core samples were then submitted to the assay laboratory as a duplicate pair. Nineteen duplicate pairs were analyzed.”

No assessment report was filed in 2006 but it is believed that the same protocol was used for the two core holes completed during that season.

11.2	Sample Reference Standards

As noted above, certified reference standards are inserted systematically into the sample stream. Every tenth sample is a standard, a blank or a duplicate.

The standards used during the 2009, 2010 and 2011 drill programs were used to monitor laboratory performance.  The standards were acquired from CDN Resource Laboratories Ltd. and WCM Minerals and are shown in Table 11-1.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Table 11-1 Certified reference standards
Standard Sample	Element	Assay Type	Best Value
CDN CGS-22	Au	FA_AAS	0.640
CDN CGS-27	Au	FA_AAS	0.432
CDN CGS-1G	Au	FA_AAS	1.140
CDN CGS-1H	Au	FA_AAS	0.972
CDN CGS-1P5D	Au	FA_AAS	1.470
CDN GS-3E	Au	FA_AAS	2.970
CDN GS-3F	Au	FA_AAS	3.100
CDN GS-3H	Au	FA_AAS	3.040
CDN GS-7B	Au	FA_AAS	6.370
CDN GS-P4A	Au	FA_AAS	0.438
CDN ME-2	Au	FA_AAS	2.100
PM431	Au	unknown	2.7760
PM440	Au	unknown	1.62
PM445	Au	unknown	0.761
PM448	Au	unknown	0.279
PM449	Au	unknown	0.445
PM450	Au	unknown	0.56
PM451	Au	unknown	1.765
PM452	Au	unknown	0.952
PM927	Au	unknown	2.949

Upon receipt of the assay data, the standards are carefully examined and compared with accepted values. For standards a result within two standard deviations from the mean of the certified standard were deemed to pass. No unacceptable standard verification results were found in 2010 or in the first half of 2011 and one was found in 2009. Five instances were found where a blank was inserted into the sample stream instead of a standard. Five cases of misclassified standards being inserted were also noted.

Prior to the ALS acquisition, the average standard grades from Eco Tech compared closely with the certified grades except for CDN-GS-3E, where the average grade of 78 samples was almost 10% higher (3.26 vs. 2.97 g/t).  Examination of the CRM certificate revealed one of the round robin tests returned similar levels so the certified value may not be completely reliable.  When performance limits were adjusted for the bias the results were deemed acceptable with one failure. Use of this standard was discontinued at the end of 2009.

Since switching to ALS, the standard failure rate increased significantly and many 2011 sample batch sequences have been re-assayed to acceptable QA/QC performance limits.

A set of standards acquired from WCM show better performance at ALS than the CDN set.  Standard performance is summarized in Table 11-2.  The relative biases were between -3% and +4% and are not considered significant.

Table 11-2 Summary of CDN and WCM standards, best values and performance
Standard	Best Value	95% CI	95%CI/BV	Mean Value	Relative Bias	Number of Samples
CDN CGS-22	0.64	0.03	5%	0.65	1%	85
CDN CGS-27	0.43	0.02	5%	0.45	4%	75
CDN CGS-1G	1.14	0.05	4%	1.10	-3%	6
CDN CGS-1H	0.97	0.05	6%	0.99	2%	68

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Standard	Best Value	95% CI	95%CI/BV	Mean Value	Relative Bias	Number of Samples
CDN CGS-1P5D	1.47	0.08	5%	1.48	0%	46
CDN GS-3F	3.10	0.12	4%	3.11	0%	9
CDN GS-3H	3.04	0.12	4%	3.09	2%	39
CDN GS-7B	6.37	0.24	4%	6.49	2%	13
CDN GS-P4A	0.44	0.02	4%	0.44	1%	4
CDN ME-2	2.10	0.06	3%	2.10	0%	34
PM431	2.78	0.04	1%	2.83	2%	43
PM440	1.62	0.04	3%	1.66	2%	71
PM445	0.76	0.03	4%	0.77	2%	69
PM448	0.28	0.01	4%	0.28	2%	86
PM449	0.45	0.02	4%	0.45	1%	192
PM450	0.56	0.02	3%	0.57	2%	81
PM451	1.77	0.06	3%	1.71	-3%	27
PM452	0.95	0.04	4%	0.98	3%	146
PM927	2.95	0.09	3%	3.03	3%	43

11.3	Duplicate Samples

11.3.1 Field Duplicates

Assay results for field duplicates were compared to those for the original sample and statistical plots were prepared for comparison using values < 10 g/t Au.  A total of 2479 field duplicate results were examined; 6% of which were duplicate half core with the remainder quarter core duplicates.  No significant bias was evident in the statistics ,although at the time of this report New Gold is investigating a possible decrease in analytical precision noted in samples analyzed by ALS since July 2011 (Table 11-3) or scatterplots (Figure 11-1 and Figure 11-2).

Table 11-3 Field duplicate statistics for values < 10 g/t Au
	HALF CORE		QUARTER CORE		COMBINED
	Original	Duplicate	Original	Duplicate	Original	Duplicate
n	148	148	2333	2333	2479	2479
Min	0.02	0.02	0.00	0.00	0.00	0.00
Max	8.55	8.25	27.20	95.60	10.00	9.63
Mean	0.41	0.42	0.41	0.44	0.40	0.40
Median	0.14	0.13	0.12	0.12	0.12	0.12
Var	0.82	0.98	1.09	4.75	0.77	0.87
Std Dev	0.90	0.99	1.05	2.18	0.88	0.93
CV	2.19	2.36	2.56	4.94	2.22	2.33

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 11-1 Scatterplot of field duplicate results for Au

Figure 11-2 Scatterplot of field duplicate results for Ag

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

The Absolute Relative Difference (ARD) Cumulative Frequency plot for Au in the field duplicates is shown in Figure 11-3.  The analysis is limited to grades > 0.2 and < 10 g/t . At the 90% cumulative frequency level the values for Eco Tech and ALS are both around 70% indicating a high level of variability between field duplicates.

Figure 11-3 Cumulative Frequency ARD Chart – Field Duplicates

11.3.2 Between Lab Pulp Checks

For a check on the primary assays by another laboratory every thirtieth reject from holes BW0060 to BW0090 was sent to Acme Labs of Vancouver, BC for check assay by staff at the Eco Tech Stewart Group Laboratories. Assay data were sent by Acme to Richfield as pdf and xls files. The statistical comparison (Table 11-4 and scatterplots (Figure 11-4) indicate that Acme has a very minor high bias which is not considered significant.

Table 11-4 Between lab pulp check statistics
	Original Eco Tech Lab	Duplicate ACME Lab
n	397	397
Min	0.00	0.00
Max	22.80	24.70
Mean	0.60	0.63
Median	0.13	0.14
Var	3.58	3.63
Std Dev	1.89	1.90
COV	3.17	3.02

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 11-4 Between-lab pulp recheck scatterplots

11.3.3 Duplicate Pulp Analyses

A total of 409 pulp duplicate samples were assayed at Eco Tech prior to the ALS transition.  A total of 2304 pulps were re-checked by ALS since that time. Results were again evaluated by cumulative frequency ARD charts using values > 0.2 g/t Au. The recommended value for pulp duplicates is less than 10% ARD at the 90% cumulative frequency limit.  The Eco Tech results yield a value of 13% at this level representing results between 2009 and 2011.  Results for ALS show a drop in performance with little change over the past 8 months.  The average for all ALS pulp duplicate results is 23% (Figure 11-5).

Results show no significant bias although, as noted above, a possible precision issue related to samples analyzed by ALS is being investigated by New Gold (Figure 11-6 and Figure 11-7).

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 11-5 Cumulative Frequency ARD Chart – Pulp Duplicates

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 11-6 Scatterplot of pulp duplicate results - Au

Figure 11-7 Scatterplot of pulp duplicate results - Ag

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

11.3.4 Coarse reject duplicate analyses

A total of 2066 coarse reject duplicate samples were assayed at Eco Tech prior to the ALS transition.  A total of 2389 samples were re-checked by ALS since that time.   Results were again evaluated by cumulative frequency ARD charts using values > 0.2 g/t Au. The recommended value for coarse reject duplicates is less than 20% ARD at the 90% cumulative frequency limit.  The Eco Tech results yield a value of 21% at this level representing results between 2009 and 2011.  Results for ALS show a significant drop in performance during the transition period from July-Nov 2011 with considerable improvement since that time.  The average for all ALS coarse reject results is 29% with statistics for Dec 2011 as low as 20% Figure 11-8.

Results show no significant bias as illustrated in the scatterplots in Figure 11-9 and Figure 11-10.

Figure 11-8 Cumulative Frequency ARD Chart – Coarse Reject Checks

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 11-9 Scatterplot of coarse reject results - Au

Figure 11-10 Scatterplot of coarse reject results - Ag

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

11.4	Blanks

Blanks used in this Project and inserted into the sample stream derive from outcrop of a barren granodiorite exposed about 10 km north of the mineralized zone. Before use as blanks, 13 samples of this material were analyzed at Eco Tech Stewart Group Laboratories in 2009.

Upon receipt of the assay data the blanks are carefully examined and compared with accepted values. Assay results for blanks were uniformly below or at detection limit for gold. For other elements the blanks show good consistency giving confidence that the same material was being used in each instance.

11.5	Conclusions

QA/QC with respect to the results received to date for the 2009, 2010 and 2011 exploration programs is acceptable, and protocols have been well documented.  A lower level of QA/QC exists for the seven drill holes completed between 2005 and 2006, but it is believed to be sufficient to support a resource estimate.  Data from holes drilled between 1981 and 1994 have no documented QA/QC information, and they are not deemed acceptable for use in resource grade estimation.

It is the author’s opinion that sample preparation, security and analysis is in compliance with industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.

12	DATA VERIFICATION

12.1	Site Visit

The author visited the site on December 13, 2010; September 8, 2011; and November 28, 2011.  The purpose of the visits was to review the geology and mineralization encountered in the drill holes completed to date.  In addition, drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures and database structure were reviewed.

Four samples of drill core were collected by the author in 2010 and submitted for assay.  Results were consistent with those from the intervals in which they resided (Table 12-1).  No samples were collected during the 2011 site visit.

Six drill hole collar locations were also verified by GPS readings.

Table 12-1 Assay results from samples collected during site 2010 visit
Sample	Dhole	Depth	Assay g/t Au	Assay Interval	Au_g/t
B2-81A	BW0081	192	0.384	192-193	0.51
BW-81B	BW0081	191	0.210	191-192	0.51
BW-87A	BW0087	133.5	15.93	133-134	3.53
BW-87B	BW0087	146.5	0.603	146-147	0.75

The author is of the opinion that the data is adequate to support a mineral resource estimate as defined under NI 43-101.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

13	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical testing on samples from the Blackwater Gold Project was carried out on composites comprised largely of samples taken from 4 metallurgical drill holes drilled in 2010/2011 as well as from up to 85 resource drill holes. Whole core samples were used from the metallurgical drill holes and quarter core for the resource drill hole samples. Test composites were generally defined by lithology and oxidation state. The work was carried out in late 2011 and early 2012 at a number of commercial metallurgical laboratories, including SGS in British Columbia, G&T in British Columbia, Dawson Metallurgical Laboratories in Utah and McClelland Laboratories in Nevada. Testing demonstrated that the Blackwater ore is non-refractory and amenable to extraction by conventional gold processing technologies.

Metallurgical testing was designed to investigate metallurgical response to three main flowsheets – direct cyanidation, flotation and heap leaching. Results from 64 tests at different conditions showed that the samples responded well to direct whole ore cyanidation tests on oxide, transition and sulphide ores with gold and silver recoveries ranging from 87 - 92% and 55 - 60% respectively. Testwork on sulphide ores also showed that the samples responded well to bulk sulphide flotation followed by regrinding and cyanide leaching of the concentrate, with gold and silver recoveries averaging 85% and 40% respectively from 30 tests at different conditions. Only 2 flotation tests were carried out on oxide and transition samples, which indicated gold recoveries in the range 50-78%. Further flotation testwork will be focused on the transition ore, to characterize the metallurgical response of this material.

Grinding characterization testwork was carried out, generating JKSimmet (JKS) and Bond data. The results suggest that the sulphide ores can be described as moderate to hard with an average JKS axb parameter of 38 and Bond Ball work index of 16.6 kWh/t.

The composites were also subjected to direct gravity concentration and indicated that the ore is amenable to gravity concentration with results in line with the previous testing carried out in early 2010 by the Metallurgical Division of Inspectorate Exploration and Mining Services Ltd. in Richmond BC.

The current PEA metallurgical test work is in the process of completion and an additional program is due to commence in Q2 2012 to provide further understanding of ore hardness, gold and silver recovery confirmation and variability testing through the deposit.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

14	MINERAL RESOURCE ESTIMATE

14.1	Exploratory Data Analysis

The sample database for the Blackwater Gold Project contains results from 310 core holes (102,460 m) drilled between 1987 and July 1, 2011.  266 of these have been drilled since the start of 2009 including 6 holes for metallurgical testing completed in 2011. Four core holes drilled between 1981 and 2006 were not sampled or records have been lost.  An additional 7 core holes were either missing analytical data or were beyond the limits of the resource model. No analytical data was available for 33 RC holes completed in 1981 and their precise locations are uncertain.

Due to lack of QAQC and accurate survey information, holes drilled prior to 2009 were not used for statistical analysis or grade estimation. Table 14-1 summarizes the drilling information used in the present mineral resource estimation.

Table 14-1 Summary of drilling used for resource estimation
Series	Year Completed	Company	Holes Drilled	Total metres	Intervals Assayed	Metres Assayed
BW0042 TO BW0059	2009	RVC	18	3,664.95	3,408	3,413.62
BW0060 TO BW0116	2010	RVC	57	21,337.03	20,034	20,219.03
BW0117 TO BW0175 (+50R)	2011	RVC	59	19,733.74	18,517	19,114.96
	Subtotal	RVC	134	44,735.72	41,959	42,747.61

BW0176 TO BW0298	2011	New Gold	125	49,631.68	45,773	46,437.29
BWMET01 TO BWMET07	2011	New Gold	7	2,281.91	1,347	1,364.73
BW0299	2012	New Gold	1	451.50	439	439.50
	Subtotal	New Gold	132	51,913.59	47,559	48,241.52
	Total	All	266	96,649.31	89,518	90,989.13

For preliminary statistical analysis, an exploratory data analysis (EDA) envelope was generated to exclude unmineralized or weakly mineralized drill hole data peripheral to the main deposit.  The deposit was also divided into three structural domains based on observed large-scale gold trends observed in previous resource estimates and contour plots of total gold accumulation in each drill hole.  These domains were numbered 901 (west), 902 (southeast) and 903 (northwest).  Gold gradeshell domains were then generated within each structural domain by indicator kriging using a threshold value of 0.2 g/t Au.  The various constraints and domains are illustrated in Figure 14-1 and Figure 14-2.

Within the EDA envelope Au and Ag show a weak positive correlation (correlation coefficient = 0.3) and a linear regression yields a very low R2 value of 0.1 (Figure 14-3).  Consequently, geostatistics and block grade estimation for Ag was not constrained by the 0.2 g/t Au gradeshells but only by the outer structural domain boundaries.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-1 Structural domains and EDA envelope

Figure 14-2 Plan view of structural domains and Au gradeshell domains

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-3 Scatterplot of Au vs Ag sample data

Cumulative frequency distribution for the Au samples within the 0.2 g/t Au grade shell domains used to constrain block model grade estimation is illustrated in Figure 14-4.  Sample populations are highly skewed approaching log normal distribution with no significant bimodality evident.

Cumulative frequency distribution for the Ag samples within the structural domain boundaries used to constrain the later block grade estimates is illustrated in and Figure 14-5.

Basic statistics for Au and Ag in their corresponding grade domains are shown in Table 14-2.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-4 Frequency distribution of Au within gradeshell constraints

Figure 14-5 Frequency distribution of Ag within structural domains

Table 14-2 Sample statistics
	Au g/t	Ag g/t
n	44692	85204
Min	0.002	0.1
Max	262	638
Median	0.317	1.5
Mean	0.827	3.6
Wt Avg	0.828	3.6
Variance	10.511	78.7
Std Dev	3.242	8.9
CV	3.92	2.4

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

14.2	Outlier Analysis

Before compositing, grade distribution in the raw sample data was examined to determine if grade capping or special treatment of high outliers was warranted. Cumulative log probability plots were examined for outlier populations, and decile analyses was performed for Au within the zone domains. As a general rule, the cutting of high grades is warranted if:

•	the last decile (upper 10% of samples) contains more than 40% of the metal; or

•	the last decile contains more than 2.3 times the metal of the previous decile; or

•	the last centile (upper 1%) contains more than 10% of the metal; or

•	the last centile contains more than 1.75 times the next highest centile.

For the 0.2 g/t Au grade shell domains the last decile for Au contained between 54-63% of the metal content and between 25-27% is contained in the top centile. After reviewing the probability distribution, it was decided to cap grades at 30 g/t Au for domains 901 and 902 and at 20 g/t for domain 903.  The capping affects a total of 78 samples and the expected amount of metal removed was 4.7%.

For Ag the last decile contained 54% of the metal, and the upper centile contained 19% for domains 901 and 902.  In domain 903, the last decile contained 48% of the contained metal, and the upper centile contained 13%.  A cap grade of 50 g/t was selected for Ag which approximates the 99.5th percentile level. A total of 396 samples assayed above this threshold for Ag within the domain constraints and the expected amount of metal removed was 4.3%.

Analysis of statistics for the major lithologies reveals that all major rock types can contain significant levels of Au.  Examination of contact profiles throughout the mineralized zones showed that lithologies were not principal controls of mineralization and that the use of hard boundaries for grade estimation along lithologic contacts were not justified.

14.3	Deposit Modeling

Core drilling has defined a continuous zone of +0.2 g/t Au mineralization that extends at least 1250 meters along its longest dimension in an east-west direction and at least 800 meters in a north-south direction. The thickness of the zone ranges up to 500 meters.

A lithologic model of the andesite unit was generated using a combination of indicator kriging with control strings.  Blocks falling within the wireframe were coded as andesite and all other blocks below the bedrock surface were coded as felsic volcanics. In light of the present geologic interpretation it was not possible to further subdivide the felsic volcanics at this stage.  Further re-logging of older drill holes is being carried out and development of a more comprehensive geological model is anticipated later in 2012.

The block lithologic code assignments are illustrated in Table 14-3, and the block model lithologic coding is shown in cross section in Figure 14-6.

Table 14-3  Block model lithologic codes
Code	Lithology
1	Overburden
10	Andesite
20	Felsic Volcanics / Volcaniclastics

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-6 Block lithology on section 5892800N

A bedrock surface was modeled by creating profiles based on drill hole intercepts and generating a digital elevation model.  Surfaces representing the base of the oxide and oxide-sulphide transition zone were also generated and used to code the blocks as illustrated in Figure 14-7.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-7 Weathering profile on section 5892800N

14.4	Compositing

Best fit downhole composites of Au were generated using a nominal 5 meter interval within the three grade shell domains.  Samples within the domains 901 and 902 were capped prior to compositing at 30 g/t Au.  Samples within domain 903 were capped at 20 g/t.

Fixed length downhole composites of Ag were created using a 5 meter interval within the broader structural domains.  All samples were capped at 50 g/t for Ag prior to compositing.

Statistics for composites are summarized Table 14-4.  The combination of capping and compositing reduce the coefficient of variation for Au from 3.92 in the raw sample data to 1.77.

Table 14-4 Composite statistics
	Au	Ag
n	9110	17321
Min	0.002	0.1
Max	27.641	50.0
Median	0.395	1.9
Mean	0.780	3.5
Variance	1.898	22.1
Std Dev	1.378	4.7
COV	1.77	1.36

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Composites for Au and Ag were also generated using 10m intervals for use in a nearest neighbour grade estimate in order to match the bench height.

14.5	Density

A total of 12,486 density measurements have been made on core sampled between 2009 and the end of 2011.  The median density values for each modeled lithology, and material type were assigned to the corresponding blocks in the resource model as shown in Table 14-5.

Table 14-5 Density statistics for modeled lithologies
Code	Lithology	Sulphide Zone	Transition Zone	Oxide Zone
1	Overburden	2.00	2.00	2.00
10	Andesitic Volcanics	2.79	2.74	2.69
20	Felsic Volcanics	2.70	2.65	2.60

14.6	Variogram Analysis

Indicator variograms within each of the 3 structural domains were generated using a threshold of 0.2 g/t Au.  These were modeled to determine the anisotropy of the structural domains.  Model results are presented in Table 14-6 and search ellipsoids derived from these are illustrated in Figure 14-8.

Table 14-6 Indicator variogram models
Domain	Type	Axis	Azim	Plunge	co	c1	a1	c2	a2	c3	a3
901	Normal Spherical	major	27	0	0.1324	0.3323	23.75	0.1312	113	0.3856	291
		semi-major	117	64	0.1324	0.3323	23.75	0.1312	113	0.3856	291
		minor	117	-26	0.1324	0.3323	23.75	0.1312	113	0.3856	194
902	Normal Spherical	major	90	-15	0.172	0.4077	21.1	0.1265	65	0.2921	300
		semi-major	0	0	0.172	0.4077	21.1	0.1265	65	0.2921	250
		minor	90	75	0.172	0.4077	21.1	0.1265	65	0.2921	200
903	Normal Spherical	major	90	0	0.228	0.3246	24	0.109	62	0.341	250
		semi-major	180	25	0.228	0.3246	24	0.109	62	0.341	220
		minor	180	-65	0.228	0.3246	24	0.109	62	0.341	150

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-8 Search ellipsoids derived from indicator variograms

Directional pairwise relative semi-variograms for Au and Ag were modeled using composites falling within the corresponding domain constraints in order to determine kriging parameters, search parameters and anisotropy.  In the case of Au, composites were restricted to the 3 indicator gradeshells.  For Ag, the composites were combined for domains 902 and 903. Variogram model parameters for Au and Ag are shown in Table 14-7 and Table 14-8.

Table 14-7 Semi-variogram model parameters - Au
Domain	Type	Axis	Azim	Dip	co	c1	a1	c2	a2
Au 901	Normal Pairwise Relative	major	27	0	0.21	0.1895	19.8	0.1798	100
		semi-major	117	64	0.21	0.1895	19.8	0.1798	100
		minor	117	-26	0.21	0.1895	12	0.1798	67
Au 902	Normal Pairwise Relative	major	90	-15	0.34	0.207	20	0.139	100
		semi-major	0	0	0.34	0.207	20	0.139	83
		minor	90	75	0.34	0.207	15	0.139	67
Au 903	Normal Pairwise Relative	major	90	0	0.233	0.1556	20	0.1198	100
		semi-major	180	25	0.233	0.1556	20	0.1198	88
		minor	180	-65	0.233	0.1556	15	0.1198	60

Table 14-8 Semi-variogram model parameters - Ag
Domain	Type	Axis	Azim	Dip	co	c1	a1
Ag 901	Exponential Pairwise Relative	Isotropic	0	0	0.241	0.41	114

Ag 902/903	Exponential Pairwise Relative	major	0	0	0.271	0.266	100
		semi-major	90	-25	0.271	0.266	100
		minor	90	-65	0.271	0.266	70

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

14.7	Block Model and Grade Estimation Procedures

A block model was created in Gemcom-Surpac Vision© software using a block size 10 x 10 x 10 m.  Block model extents are summarized in Table 14-9.

Table 14-9 Block model parameters
	East	North	Elev
Min	374300	5892000	900
Max	376500	5893800	1750
Extent	2200	1800	850
Block Size	10	10	10
Blocks	220	180	85

The model blocks were first coded by the partial percent within the zone domain and below topography.  Lithologic codes, material types and density values were then assigned as described in Section 14.3 and 14.5.

Indicator kriging was carried out using Leapfrog3d© software to generate grade shell solid models within each of the 3 structural domains at a threshold of 0.2 g/t Au.  A comparison between these grade shells and nearest neighbor (NN) model of the same grade indicator showed that the grade shell volume is very similar to the NN model volume and is therefore regarded as unbiased.  The grade shell models are illustrated in Figure 14-2.

Au and Ag grades within the corresponding zone domains were estimated in three passes using ordinary kriging and the inverse distance weighting method to the third power (ID3).  A single pass nearest neighbour estimate was also carried out for use in model validation.  Search parameters are outlined in Table 14-10.  The anisotropy conforms to the search ellipsoids derived from the variogram models.  The frequency distributions of block grades within the blocks estimated for Au are shown in Figure 14-9 and Figure 14-10.

Block model grade distribution is illustrated in Figure 14-11 to Figure 14-17.

Table 14-10 Au grade model search parameters
Domain	Pass	Max Search Dist (m)	Min # Composites	Max # Composites	Max per Hole	Topcut g/t Au
Au 901 Gradeshell	1	25	6	16	4	30
	2	50	6	16	4	30
	3	100	4	24	-	30
Au 902 Gradeshell	1	25	6	16	4	30
	2	50	6	16	4	30
	3	100	4	24	-	30
Au 903 Gradeshell	1	25	6	16	4	20
	2	50	6	16	4	20
	3	100	4	24	-	20

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Table 14-11 Ag grade model search parameters
Domain	Pass	Max Search Dist (m)	Min # Composites	Max # Composites	Max per Hole	Topcut g/t Ag
Ag 901	1	25	6	16	4	50
	2	50	6	16	4	50
	3	100	4	24	-	50
Ag 902/903	1	25	6	16	4	50
	2	50	6	16	4	50
	3	100	4	24	-	50

Figure 14-9 Frequency distribution of Au grades in block model

Figure 14-10 Frequency distribution of Ag grades in block model

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-11 Au block grade distribution – Section 5892800N

Figure 14-12 Ag block grade distribution – Section 5892800N

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-13 Au block grade distribution – Section 5892900N

Figure 14-14 Ag block grade distribution – Section 5892900N

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-15 Au block grade distribution – Section 375000E

Figure 14-16 Ag block grade distribution – Section 375000E

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-17 Au block grade distribution

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

14.8	Mineral Resource Classification

Resource classifications used in this study conform to the following definition from National Instrument 43-101:

Mineral Resource

A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

In order to meet the requirements of NI43-101 with respect to reasonable prospects of economic extraction, by open pit mining methods, a 45° wall slope Lerchs-Grossman pit was generated to constrain the resource within the block model.  Metal prices assumed were $1300/ounce for gold with recovery of 87%. Combined processing, G & A and ore mining costs were assumed to be $12.20/tonne.  Base waste mining costs were assumed to be $2.45/tonne.

Consideration was given to classifying blocks estimated in the first estimation pass as ‘measured’.  However the structural and geologic modeling is still at an early stage and there are some assay/data quality issues still under investigated. Consequently, it was decided to delay classifying any blocks as measured at this stage.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Blocks were initially classified as ‘indicated’ if the block centroid was within 38.5m of the closest composite, and the average distance from the two nearest composites from different drill holes was also less than 38.5m.  This corresponds to a drill spacing of 50x50 metres with a 10% contingency buffer.  The indicated classification was then smoothed to eliminate small areas of inferred surrounded by indicated blocks.  Finally, indicated blocks adjacent to the outer grade shell boundaries were downgraded to ‘inferred’ to reflect the uncertainty of grade estimates along the hard boundaries. All other estimated blocks were classified as ‘inferred’.  Block classification in plan and section view is illustrated in Figure 14-18 and Figure 14-19.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-18 Block classification - Plan view

Figure 14-19 Block classification - Section 5892800N

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-20 Perspective view of block model and pit shell

14.9	Model Validation

Model verification was initially carried out by visual comparison of blocks and sample grades in plan and section views. The estimated block grades showed reasonable correlation with adjacent composite grades.

Block grades were also estimated using the inverse distance (ID3) and the nearest neighbour methods. A comparison of global mean values within the grade shell domain shows a reasonably close relationship with samples, composites and block model values (Table 14-12).

Table 14-12 Global mean grade comparison
Au g/t
Samples (Wt Avg)	0.83
Samples Capped	0.78
Composites	0.78
ID3 (Indicated)	0.74
Kriged (Indicated)	0.73
Nearest Neighbour	0.73

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Swath plots were generated to assess the model for global bias by comparing Kriged, ID3 and nearest neighbour estimates on panels through the deposit. Results show a reasonable comparison between the methods, particularly in the main portions of the deposit indicated by the bar charts (Figure 14-21 to Figure 14-23).

Figure 14-21 Swath plot (E-W) at 5892800-2830 North

Figure 14-22 Swath plot (N-S) at 375570-5600 East

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-23 Swath plot by elevation at 375300 East

Grade tonnage curves show a close comparison between the ID3 and kriged results (Figure 14-24).

The relative amount of smoothing in the block model estimates were evaluated using the Hermitian Polynomial Change of Support method (Herco). Using this procedure, the distribution of the hypothetical block grades are compared to the estimated models through the use of pseudo-grade-tonnage curves.  In general, the estimated model should be slightly higher in tonnage and slightly lower in grade when compared to the Herco distribution at the selected cut-off grade.  Results of this test showed that the kriged results were a better match with the Herco distribution compared to the ID3 model.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Figure 14-24 Grade-Tonnage comparison of estimation methods

14.10	Mineral Resource Summary

The following table presents the mineral resource estimate for the Blackwater Gold Project at a range of cut-off grades with the base case in bold face.  The selected base case cut-off grade of 0.4 g/t gold is considered consistent with other mineral deposits of similar characteristics, scale and location.  Silver grades are reported but are not used in determining the base case cut-off grade. The effective date of the estimate is March 7, 2012.

Table 14-13 Blackwater Gold Project Mineral Resource Summary
	Indicated				Inferred
COG g/t Au	Tonnes 000's	Grade		Contained Au M oz	Tonnes 000's	Grade		Contained Au M oz
		Au g/t	Ag g/t			Au g/t	Ag g/t
0.20	228,167	0.82	4.2	6.00	141,931	0.61	3.5	2.78
0.25	219,150	0.84	4.3	5.94	133,981	0.63	3.5	2.73
0.30	206,146	0.88	4.3	5.83	120,942	0.67	3.6	2.61
0.35	190,707	0.92	4.5	5.66	105,794	0.72	3.8	2.45
0.40	174,407	0.98	4.6	5.47	91,566	0.78	3.8	2.28
0.45	158,547	1.03	4.7	5.25	79,471	0.83	3.9	2.12
0.50	142,961	1.09	4.9	5.01	68,607	0.88	4.1	1.95

Table 14-14 presents the breakdown of resources by material type above a cut-off grade of 0.4 g/t Au.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Table 14-14 Resource by material type COG=0.4 g/t Au
Zone	Indicated				Inferred
	Tonnes 000's	Grade		Contained Au M oz	Tonnes 000's	Grade		Contained Au M oz
		Au g/t	Ag g/t			Au g/t	Ag g/t
Oxide	4,710	0.85	7.4	0.13	3,583	0.76	6.9	0.09
Transition	19,903	0.93	6.0	0.59	9,892	0.73	4.8	0.23
Sulphide	149,794	0.98	4.3	4.74	78,091	0.78	3.6	1.96
Total	174,407	0.98	4.6	5.47	91,566	0.78	3.8	2.28

As noted in Section 11 above, gold analyses were performed by fire assay with an AA finish and silver analyses were performed via Induction Coupled Plasmaspectrometry (“ICP”). Silver ICP analyses are not known with the same precision as gold fire assay analyses so the reader is cautioned regarding the accuracy of silver grades relative to gold grades reported in the current mineral resource estimate.

The mineral resource estimate is quite sensitive to metal prices.  There are no other known factors or issues that materially affect the estimate other than normal risks faced by mining projects in the province in terms of environmental, permitting, taxation, socio-economic, marketing and political factors.  There are no known legal or title issues that would materially affect the mineral resource estimate.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

15	ADJACENT PROPERTIES

Not applicable

16	OTHER RELEVANT DATA AND INFORMATION

There are no other data known to Geosim that are relevant to this Technical Report: therefore, there are no relevant data or information presented in this section.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

17	INTERPRETATION AND CONCLUSIONS

The Blackwater Gold Project has the characteristics of, and is considered to be, an intermediate sulphidation epithermal gold-silver deposit. Mineralization occurs in stratigraphically chaotic volcanic rocks of Late Cretaceous age emplaced through and on Hazelton Group strata. The rocks are extensively hydrofractured and silicified and shot through with fine grained pyrite and other sulphide minerals. Gold is primarily associated with the sulphide minerals as gold grains between 5 and 50 microns across.

Drilling by Richfield and New Gold since August 2009 has outlined a large, low grade gold-silver deposit that extends at least 1250 meters along its longest dimension in an east-west direction and up to 800 meters in a north-south direction. The thickness of the presently defined zone ranges up to 500 meters.

Results from metallurgical testing carried out in 2011 and 2012 showed that the samples responded well to direct whole ore cyanidation tests on oxide, transition and sulphide ores with gold and silver recoveries ranging from 87-92% and 55-60% respectively. Testwork on sulphide ores also showed that the samples responded well to bulk sulphide flotation followed by regrinding and cyanide leaching of the concentrate with gold and silver recoveries averaging 85% and 40% respectively. Testing of ore hardness indicated that the ore could be described as moderate to hard.

Sample preparation, security and analysis is compliant with industry standards and is adequate to support a mineral resource estimate as defined under NI 43-101.  QA/QC with respect to the results received to date for the 2009-2011 exploration programs is acceptable and protocols have been well documented.  The database contains all core data collected on the Project to date and has been structured for resource estimation.

At a cut-off grade of 0.4 g/t gold, the Blackwater Gold Project is estimated to contain an indicated mineral resource of 174 million tonnes averaging 0.98 g/t Au and 4.6 g/t Ag.  An additional 91.6 million tonnes grading 0.78 g/t Au and 3.8 g/t Ag is classified as inferred.

The mineral resource estimate is quite sensitive to metal prices.  There are no other known factors or issues that materially affect the estimate other than normal risks faced by mining projects in the province in terms of environmental, permitting, taxation, socio-economic, marketing and political factors.  There are no known legal or title issues that would materially affect the mineral resource estimate.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

18	RECOMMENDATIONS

The mineral resource estimate presented in this Technical Report is adequate to serve as the basis for a Preliminary Economic Assessment (PEA), which is presently in progress.

The 2012 Blackwater PEA program will consist predominantly of additional delineation and infill drilling to expand and determine the economic limits of the Blackwater deposit, to better define the principal controls to mineralization and distribution of metal grades, and to further upgrade the mineral resource classification toward the measured and indicated categories. A program involving approximately 140,000 meters of delineation and infill core drilling is recommended. In parallel with the drilling program, a development program involving further metallurgical test work, evaluation of processing methods, engineering studies (eg: mining methods, geotechnical characterization, site and infrastructure alternatives), and environmental baseline studies is also recommended. A budget for the 2012 PEA program is presented in Table 18-1 below.

Table 18-1 2012 Blackwater Proposed PEA Budget
2012 Exploration & Development Program	2012 Budget (M$)
Direct Drilling	$22.00
Analytical	$9.00
Road & Drill Pad Construction	$2.50
Camp Costs & Logistics	$6.00
Personnel	$6.50
Engineering and Metallurgy Studies	$4.00
Total	$50.00

Results of the PEA should be used by New Gold as a basis for undertaking:

•	Further metallurgical test work;

•	Infill and additional definition drilling;

•	Geotechnical drilling;

•	Site investigation;

•	Infrastructure development;

•	Environmental baseline studies;

•	Mining method evaluation; and

•	Processing option selection and resource characterization.

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

19	REFERENCES

Corbett, G.J. and Leach, T.M. (1997); Southwest Pacific rim gold-copper systems: Short Course Manual.

Diakow, L.J., and Webster, I.C.L. (1994): Geology of the Fawnie Creek Map Area (93F/3); in Geological Fieldwork 1993, Grant, B and Newell, J.M., Editors, B.C. Ministry of Energy Mines, and Petroleum Resources, Paper 1994-1, pages 15-26.

Diakow, L.J. and V.M. Levson (1997): Bedrock and Surfical Geology of the Southern Nechako Plateau, Central British Columbia (93F/2,3,6,7), Geoscience Map 1997-2. (Map)

Diakow, L.J., Webster, I.C.L., Richards, T.A. and Tipper, H.W. (1997): Geology of the Fawnie and Nechako Ranges, Southern Nechako Plateau, Central British Columbia (93F/2,3,6,7); in Interior Plateau Geoscience Project: Summary of Geological, Geochemical and Geophysical Studies, Newell, J.M. and Diakow L.G., Editors. B.C. Ministry of Employment and Investment, Paper 1997-2.

Friedman, R.M., Diakow, L.J., Lane, R.A., and Mortensen, J.K. (2001): New U-Pb age constraints on latest Cretaceous magmatism and associated mineralization in the Fawnie Range, Nechako Plateau, central British Columbia: Canadian Journal of Earth Sciences, vol. 38: pp. 619-637

Sillitoe, R.H., Hedenquist, J.W. (2003): Linkages between volcanotectonic settings, ore-fluid compositions, and epithermal precious metal deposits: Society of Economic Geologists Special Publication 10, p. 315-343.

Simpson, R.G. (2011): Technical Report, Blackwater Gold Project, British Columbia, Canada. NI43-101 report prepared for Richfield Ventures Corp. and Silver Quest Resources Ltd. dated March 2, 2011. Filed on SEDAR.

Simpson, R.G. (2011):  Technical Report, Blackwater Gold Project, British Columbia, Canada. NI43-101 report prepared for New Gold Inc. and Silver Quest Resources Ltd. Dated November 2, 2011. Filed on SEDAR

GeoSim Services

TECHNICAL REPORT - BLACKWATER GOLD PROJECT

Certificate of Author – Ronald G. Simpson, P.Geo.

I, Ronald G. Simpson, P.Geo, residing at 1975 Stephens St., Vancouver, British Columbia, V6K 4M7, do hereby certify that:

1.	I am president of GeoSim Services Inc.

2.	This certificate applies to the Technical Report entitled “Technical Report, Blackwater Gold Project, British Columbia, Canada”, dated effective March 7, 2012.

3.
I graduated with an Honours Degree of Bachelor of Science in Geology from the University of British Columbia in 1975. I have practiced my profession continuously since 1975. My relevant experience includes 37 years’ experience in mining and mineral exploration and 25 years’ experience in mineral resource estimation.

4.	I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registered Professional Geoscientist, No. 19513).

5.	I am a “qualified person” for the purposes of National Instrument 43-101 (the “instrument”).

6.	I have visited the property that is the subject of the Technical Report on December 13, 2010, September 8, 2011 and November 28, 2011.

7.	I am independent of the issuer, New Gold Inc., applying all of the tests in section 1.5 of NI 43- 101.

8.
I have had prior involvement with the property that is the subject of the Technical Report, the nature of which involves the preparation of a technical report prepared for Richfied Ventures Corp. and Silver Quest Resources Ltd. dated 2 March, 2011 and titled “Technical Report, Blackwater Gold Project, British Columbia, Canada”.  The report was readdressed to New Gold Inc. on June 6, 2011.  An updated Technical Report with the same title was completed for New Gold and Siver Quest on November 2, 2011.

9.	I am responsible for the preparation of all sections of the Technical Report.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

DATED this 23rd day of March, 2012

“Ronald G. Simpson”

Ronald G. Simpson, P.Geo.

GeoSim Services